================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               -------------------

                             SAMUELS JEWELERS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                  Delaware                                          5944                                 95-3746316
        (State or Other Jurisdiction                    (Primary Standard Industrial                  (I.R.S. Employer
      of Incorporation or Organization)                 Classification Code Number)                Identification Number)

      2914 MONTOPOLIS DRIVE, SUITE 200                        E. PETER HEALEY                            COPIES TO:
             AUSTIN, TEXAS 78741                 EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL        CHARLES E. HARRELL, ESQ.
               (512) 369-1400                                     OFFICER,                       WEIL, GOTSHAL & MANGES LLP
 (Address, Including Zip Code, and Telephone              SECRETARY AND TREASURER                700 LOUISIANA, SUITE 1600
Number, Including Area Code, of Registrant's          2914 MONTOPOLIS DRIVE, SUITE 200              HOUSTON, TEXAS 77002
        Principal Executive Offices)                        AUSTIN, TEXAS 78741                        (713) 546-5000
                                                               (512) 369-1400
                                                  (Name, Address, Including Zip Code and
                                                     Telephone Number, Including Area
                                                        Code, of Agent For Service)

                    ----------------------------------------

         Approximate date of commencement of the proposed sale to the public:
From time to time after the effective date of the Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

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
====================================================================================================================
        Title of Each Class of               Amount           Proposed           Proposed              Amount of
     Securities to be Registered             to be            Maximum             Maximum            Registration
                                           Registered      Offering Price    Aggregate Offering           Fee
                                                            Per Share(1)          Price(2)
---------------------------------------------------------------------------------------------------------------------

Common Stock, $.001 par value per
share........                              7,790,950            --             $ 30,189,931.25       $     8,393
====================================================================================================================

    (1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the proposed maximum offering price per share is not included in this table.
    (2) Estimated, in accordance with Rule 457(c) of the Securities Act of 1933, solely for the purpose of determining the registration fee.

                  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   PROSPECTUS

                                 [SAMUELS LOGO]
                          A 100 Year Diamond Tradition
                        2914 Montopolis Drive, Suite 200
                               Austin, Texas 78741
                                 (512) 369-1400

                        7,790,950 SHARES OF COMMON STOCK

Samuels Jewelers, Inc. (the "Company") operates a chain of specialty retail jewelry stores generally located in regional shopping malls. The Company's stores offer fine jewelry items in a wide range of styles and prices, with a principal emphasis on diamond and gemstone jewelry. See "Business and Properties."

Of the 7,790,950 shares offered, the Company may offer and issue 5,000,000 from time to time in connection with future acquisitions of other businesses or properties. See "Plan of Distribution." We will set forth in a supplement to this prospectus all material information about the Company's offering and issuance of shares in relation to future acquisitions.

This prospectus includes 2,790,950 shares to be registered pursuant to rights granted to certain shareholders of the Company. See "Selling Stockholders." We will receive none of the proceeds from the sale of the 2,790,950 of the shares, but will pay the expenses for their registration. The selling stockholders reserve the right to accept or reject any proposed purchase of the shares. We will set forth in a supplement to this prospectus all material information about a particular offer in the future, including any changes to the identities of the selling stockholders.

The Company and the selling stockholders may offer, from time to time, all of their respective shares included in this offering. Since the shares are being offered on a delayed or continuous basis under Rule 415 of the Securities Act of 1933, as amended, we cannot provide information about the price of the shares or proceeds to the selling stockholders.

The selling stockholders and any brokers or dealers acting on their behalf may be deemed underwriters under the Securities Act, in which case commissions paid to the brokers may be deemed underwriting commissions under the Securities Act. The proceeds to the selling stockholders will be the selling price of the shares sold less any discounts or commissions.

We cannot assure that any of the shares registered under this prospectus will be sold.

     Our stock trades on Nasdaq's OTC Bulletin Board(R) under the symbol, "SMJW," closing at $ 3 7/8 on May 18, 1999.

                      -----------------------------------

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. YOU SHOULD LOOK AT THE "RISK FACTORS" SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 4 FOR A COMPLETE DESCRIPTION OF THE RISKS INVOLVED.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                      -----------------------------------

                                  May __, 1999


                                TABLE OF CONTENTS


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                                                                                                                     PAGE
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
Risk Factors............................................................................................................4

Use of Proceeds........................................................................................................10

Dividend Policy........................................................................................................10

Capitalization.........................................................................................................10

Dilution...............................................................................................................10

Selected Historical Financial Data.....................................................................................12

Management's Discussion and Analysis of Financial Condition
      and Results of Operations........................................................................................13

Business and Properties................................................................................................20

Management.............................................................................................................26

Security Ownership of Certain Beneficial Owners and Management.........................................................28

Compensation of Directors and Executive Officers.......................................................................30

Description of Capital Stock...........................................................................................33

Shares Eligible for Future Sale........................................................................................35

Plan of Distribution...................................................................................................35

Legal Matters..........................................................................................................37

Experts................................................................................................................37

Index to Financial Statements.........................................................................................F-1

                              --------------------

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties below are not the only ones facing the Company. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RECENT EMERGENCE FROM CHAPTER     o    The Company is the successor corporation to Barry's
11/HISTORY OF OPERATING LOSSES         Jewelers, Inc. ("Barry's"), which emerged on October 2,
                                       1998 from bankruptcy proceedings that Barry's had
                                       instituted on May 11, 1997. Barry's had also emerged
                                       from prior bankruptcy proceedings just
                                       over six years ago in 1992. We believe
                                       that Barry's lack of success may be
                                       attributed to the following:

                                       *    failed merchandising programs;
                                       *    poor credit underwriting practices;
                                       *    cash flow constraints;
                                       *    excessive collection costs;
                                       *    poor inventory controls and below average percentage
                                            of consignment inventory;
                                       *    executive attrition;
                                       *    restrictive financing arrangements; and
                                       *    ineffective investments in technology and resulting
                                            excessive administrative costs.

INDEBTEDNESS OF THE COMPANY       o    On October 2, 1998, the Company entered into a three
                                       year, $50 million financing agreement with Foothill
                                       Capital Corporation. As of February 27, 1999, we have
                                       approximately $42.1 million of long-term debt and $7.9
                                       million available for borrowing under the financing
                                       agreement. The Company heavily relies on this source of
                                       funding and would likely suffer significant financial
                                       difficulty if restrictions were imposed on its ability to
                                       receive further amounts under the financing agreement or were it to suffer an event of default under the financing
                                       agreement. See "Restrictions Imposed By Terms of
                                       Indebtedness."

                                  o    The Company has significant operating lease obligations
                                       related to our stores.
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                                        4

RESTRICTIONS IMPOSED BY TERMS
OF INDEBTEDNESS                   o    Our revolving loan agreement contains certain covenants that limit our activities with regard to the following:

                                       *    incurrence of additional indebtedness;
                                       *    the payment of dividends;
                                       *    the redemption of capital stock;
                                       *    the making of certain investments;
                                       *    the issuance of guarantees;
                                       *    transactions with affiliates;
                                       *    asset sales; and
                                       *    certain mergers and consolidations.

                                       In addition, the revolving loan agreement contains other
                                       restrictive covenants which require us to satisfy certain
                                       financial tests. Our ability to comply with such covenants and to satisfy such financial tests may be affected by events beyond our control. See "LIQUIDITY AND CAPITAL
                                       RESOURCES--Financing Transactions."

                                  o    A breach of any of the covenants under our revolving loan
                                       agreement could result in an event of default. In the event of a default under the revolving loan agreement, the lenders could elect to declare all amounts borrowed, together with accrued interest, to be immediately due and payable and could terminate all commitments thereunder.

IMPACT OF GENERAL ECONOMIC
CONDITIONS                        o    Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general
                                       economy. The success of our operations depends to a
                                       significant extent upon a number of factors relating to
                                       discretionary consumer spending, including economic
                                       conditions that affect disposable consumer income such as:

                                       *    employment;
                                       *    wages and salaries;
                                       *    business conditions;
                                       *    interest rates;
                                       *    availability of credit; and
                                       *    taxation

                                       for the economy as a whole and in regional and local markets where we operate. There can be no
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                                        5

                                       assurance that consumer spending will not be adversely
                                       affected by general economic conditions and negatively impact our results of operations or financial conditions.

                                  o    In addition, we are a mall-based jewelry retail chain and are dependent upon the continued popularity of malls as a
                                       shopping destination and the ability of malls, their tenants and other mall attractions to generate customer traffic for its stores. There can be no assurance that mall traffic will not decrease and negatively impact our business.

                                  o    Any significant deterioration in general economic conditions or increases in interest rates may inhibit consumers' use of credit and cause a material adverse affect on our net sales and profitability. Furthermore, any downturn in general or local economic conditions in the markets in which we operate could materially adversely affect our collection of
                                       outstanding customer accounts receivables.

COMPETITION                       o    We operate in a highly competitive retail jewelry market.
                                       Numerous other companies, including publicly and privately held independent stores and small retail chains, department stores, catalog showrooms, direct mail suppliers and
                                       television home shopping networks, compete against us on both national and regional levels. Certain of our competitors are much larger than us and have greater financial resources.

                                  o    The malls and shopping centers in which we operate generally contain several other national chain or independent jewelry stores, as well as one or more jewelry departments located in the "anchor" department stores.

                                  o    Factors beyond our control often affect our competitive
                                       environment, such factors including consumer preferences,
                                       economic conditions, population/demographics and traffic
                                       patterns.

SEASONALITY                       o    We greatly depend on the success of our "Christmas selling season" for our success. The success of our Christmas season depends on
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                                        6

                                       many factors beyond our control, including general economic conditions and industry competition. Sales during the
                                       Christmas selling season typically account for approximately
                                       25% of net sales and almost all of annual earnings. Net sales were $30.2 million during our 1998 Christmas selling season.

                                  o    Barry's experienced significant operating losses during the
                                       1997 fiscal year, including an operating loss of $6.8 million for its third quarter, which included the Christmas selling season. Although we had operating income of $3.8 million for the third quarter of fiscal 1999, which included the 1998
                                       Christmas selling season, such results cannot be considered predictive of future success.

SUPPLY AND PRICE FLUCTUATIONS     o    The marketing arm of DeBeers Consolidated Mines, Ltd., the
                                       Central Selling Organization ("CSO"), possesses considerable influence over the world supply and price of diamonds,
                                       supplying approximately 80% of the world's demand for rough diamonds over the past several years.

                                  o    The continued availability of diamonds to our suppliers is materially dependent on the political and economic situation in South Africa. While several other countries also supply diamonds, we cannot predict with certainty the effect on the overall supply or price of diamonds in the event of an
                                       interruption of diamond supply from South Africa or CSO.

                                  o    The Company is subject to other supply risks, including
                                       fluctuations in the prices of precious gems and metals.
                                       Presently, we do not engage in any activities to hedge
                                       against possible fluctuations in the prices of precious gems and metals. If fluctuations in these prices are unusually
                                       large or rapid and result in prolonged higher or lower
                                       prices, we cannot assure that the necessary retail price
                                       adjustments can be made quickly enough to prevent us from
                                       being adversely affected.

DEPENDENCE ON KEY PERSONNEL       o    In 1997, Barry's hired Randy N. McCullough, our President
                                       and Chief Executive Officer and we

                                       have retained or recruited a number of other senior
                                       executives and other key employees. We are dependent on these personnel, who have been instrumental in designing and
                                       implementing our recent initiatives and are involved in the strategies, for our future growth and profitability.

                                  o    The loss of services of Mr. McCullough could have a material adverse effect on our results of operations and financial
                                       condition. There can be no assurance that we will be able to attract and retain additional qualified personnel as needed in the future. We do not maintain key-man life insurance on our senior executives or other key employees.

REGULATION                        o    Our operations are affected by numerous federal and state
                                       laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts.
                                       The laws also place limitations on the maximum amount of
                                       finance charges that may be charged by a credit provider.
                                       Credit providers do not generally possess recourse rights
                                       against us in situations where our customers fail to make
                                       their credit payments. Any change in the regulation of credit could adversely affect our results of operations or financial condition.

                                  o    Our practices are also subject to review in the ordinary
                                       course of business by the Federal Trade Commission. We
                                       believe that we are currently in material compliance with all applicable state and federal regulations. However, there can be no assurance that a failure to comply with applicable
                                       regulations will not have a material adverse effect on us.

                                  o    A substantial amount of merchandise in the retail jewelry
                                       industry is commonly sold at a discount to the "regular" or
                                       "original" price. A number of states in which we operate have regulations which require that the retailers offering
                                       merchandise at discounted prices must offer the merchandise at the regular or original prices for stated periods of time.
                                       We believe that we are in compliance with all such applicable laws.

MARKET FOR THE SHARES             o    Initially, our common stock may lack a healthy

                                       market because we have undergone two separate Chapter 11
                                       reorganizations in the last six years. These two bankruptcy proceedings may create a lack of confidence in our future
                                       performance and, correspondingly, in the market for our
                                       shares.

                                  o    Nasdaq National Market suspended trading in Barry's common stock on July 11, 1997. Neither Barry's nor the Company's
                                       common stock has traded on a national exchange or on Nasdaq's
                                       National Market or Small Cap markets since that time. Barry's traded on the "pink sheets" following its delisting until it was merged into the Company. While our common stock now
                                       trades on Nasdaq's OTC Bulletin Board(R), we cannot ensure that the market for our common stock will be as liquid as if it traded on a national exchange or on Nasdaq's National
                                       Market or Small Cap markets.

YEAR 2000 COMPLIANCE              o    Many existing computer systems and applications use only two digits to identify a year in the date field without
                                       considering the impact of the upcoming change in the century.
                                       As a result, such systems and applications could fail or
                                       create erroneous results unless corrected so that they can process data related to the year 2000 and beyond. The Company is planning to contract with a third party with a year 2000 compliant operating system to provide billing and collections for the Company. The Company is also currently exploring the feasibility of licensing other existing collection systems should the Company be unable to outsource the billing and
                                       collections functions by the year 2000. If the Company should fail to find compliance solutions for its billing and
                                       collection functions as set forth, it could pose significant operational problems or result in costs that would have a
                                       material adverse impact on its financial condition or results of operations.

TAX LOSS CARRYFORWARDS            o    In the event of an ownership change of a corporation, the
                                       Internal Revenue Code places potential limitations on the new owner's use of the net operating losses that the corporation incurred prior to the ownership change. This may limit the
                                       Company's use of net operating losses previously recorded by
                                       Barry's.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds of the offering of 2,790,950 of the shares, which were issued to certain shareholders of the Company in connection with Barry's bankruptcy reorganization. 5,000,000 of the shares registered hereby may be offered and issued by the Company from time to time in connection with future acquisitions of other retail jewelry businesses or properties. The net proceeds of the offering or offerings cannot be determined because the shares are being offered on a delayed or continuous basis.


                                 DIVIDEND POLICY

         The Company intends to retain its earnings to provide funds for reinvestment in the Company's business, and therefore, does not anticipate declaring or paying cash dividends in the foreseeable future. Payment of dividends is subject to the then existing business conditions and the business results, cash requirements and financial condition of the Company, and will be at the discretion of the Board of Directors. Under the Company's working capital facility with certain lenders party thereto, and Foothill Capital Corporation, as agent and a lender, the Company is prohibited from paying dividends. See "Management's Discussion and Analysis and Results of Operations - Liquidity and Capital Resources --- Financing Transactions."


                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of February 27, 1999. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this prospectus.

                                                                                    AS OF FEBRUARY 27, 1999
                                                                                    -----------------------
                                                                                        (in thousands)

Long-term debt..................................................................            $ 42,086
                                                                                            --------
Stockholders' equity:
     Common stock, $.001 par value, 20,000,000 shares authorized; 5,001,800
         shares issued and outstanding at February 27, 1999.....................                   5
       Additional paid in capital...............................................              47.095
Notes receivable................................................................                (856)
Retained earnings...............................................................                 828
                                                                                            --------
Total stockholders' equity......................................................            $ 47,072
                                                                                            --------

Total capitalization............................................................            $ 89,158
                                                                                            ========

                                    DILUTION

         2,790,950 OF THE SHARES OFFERED IN THIS PROSPECTUS ARE VALIDLY ISSUED, FULLY PAID AND NONASSESSABLE SHARES OF THE COMPANY'S COMMON STOCK. THE SALE OF THOSE 2,790,950 SHARES BY THE SELLING STOCKHOLDERS WILL NOT SERVE TO DILUTE CURRENT EQUITY POSITIONS IN THE COMPANY. THE OTHER 5,000,000 SHARES OFFERED HEREBY MAY BE OFFERED FROM TIME TO TIME BY THE COMPANY IN CONNECTION WITH FUTURE ACQUISITIONS OF OTHER RETAIL JEWELRY BUSINESSES OR PROPERTIES. BECAUSE THE TERMS AND TIMES OF FUTURE ACQUISITIONS ARE UNKNOWN AT THIS TIME, THE COMPANY IS UNABLE TO DETERMINE THE DILUTIVE EFFECT, INCLUDING ANY EFFECT ON THE NET TANGIBLE BOOK VALUE OF THE SHARES, THAT THE SALES OF THOSE 5,000,000 SHARES WILL HAVE ON CURRENT EQUITY POSITIONS OR ANY DILUTION OF THE PURCHASER'S EQUITY INTEREST THAT WILL OCCUR DUE TO ADDITIONAL OFFERINGS OF SHARES BY THE COMPANY. A MATERIAL ACQUISITION OR SERIES OF ACQUISITIONS (CONSTITUTING IN THE AGGREGATE A MATERIAL TRANSACTION) WOULD REQUIRE THE

COMPANY TO FILE AN AMENDMENT TO THE REGISTRATION STATEMENT, OF WHICH THIS PROSPECTUS FORMS A PART, DISCUSSING OR DISCLOSING THE ACQUISITION OR ACQUISITIONS AND ITS EFFECTS.

                              SELLING STOCKHOLDERS

         An aggregate of 1,792,439 shares (or approximately 35.8% of the Company's current outstanding shares) are being offered hereby by certain funds advised by DDJ Capital Management, LLC (the "DDJ Funds"). In particular, The Galileo Fund, L.P. is offering 57,000 shares, the DDJ Overseas Corp. is offering 30,500 shares and the B III Capital Partners, L.P. is offering 1,704,939 shares. An additional 998,511 shares (or approximately 20.0% of the Company's current outstanding shares) are being offered hereby by certain funds advised by Mitchell Hutchins Asset Management, Inc. (the "Mitchell Hutchins Funds"). The DDJ Funds and Mitchell Hutchins Funds are offering all of the shares they hold in the Company, which comprise an aggregate total 2,790,950 shares representing 55.8% of the outstanding shares of common stock of the Company (the "Stockholders' Offered Shares"). All of the Stockholders' Offered Shares are being offered hereby.

         The Company, each of the DDJ Funds and Mitchell Hutchins Funds entered into a Registration Rights Agreement, dated as of October 2, 1998 (the "Registration Rights Agreement"). See "Security Ownership of Certain Beneficial Owners and Management" and "Plan of Distribution".

                       SELECTED HISTORICAL FINANCIAL DATA

         The following financial data are included for the benefit of the investor. This information provides the investor with financial information about Barry's and the Company. Prior to the effectiveness of the merger of Barry's with and into the Company, the Company was a non-operating wholly owned subsidiary of Barry's. The merger was effected for purposes of consummating Barry's Plan of Reorganization, changing the Company's name and state of incorporation and receiving the new equity. The financial history of Barry's provides the investor with the historical performance of the Company's assets. See "Management's Discussion and Analysis and Results of Operations."

         The following table sets forth summary historical financial data with respect to the Company for the periods ended and as of the dates indicated. The summary historical statement of operations data for the years ended May 31 are derived from the audited financial statements of Barry's. The historical statement of operations data for the four months ended October 2, 1998 and the five months ended February 27, 1999 and the historical balance sheet data as of February 27, 1999 are derived from the unaudited financial statements of the Company included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments consisting of normal recurring adjustments necessary to present fairly the data for the such periods.

                                                                                                 BARRY'S
                                                                                                 -------
                                                                                          FISCAL YEAR ENDED MAY 31

                                                            1994           1995           1996            1997            1998
                                                            ----           ----           ----            ----            ----

STATEMENT OF OPERATIONS DATA:
Revenues:
     Net sales                                          $ 114,023      $ 136,055       $ 140,145       $ 130,446       $ 113,873
     Finance and credit insurance fees                     14,487         15,681          16,008          13,900          11,316
                                                        ---------      ---------       ---------       ---------       ---------
         Total revenues                                   128,510        151,736         156,153         144,346         125,189
Expenses:
     Cost of goods sold(a)                                 62,152         78,907          83,769          93,002          75,567
     Selling, general and administrative                   46,341         50,966          51,974          57,036          47,045
     Provision for doubtful accounts                        9,723         10,193          11,759          18,766           6,586
     Impairment loss (b)                                     --             --              --             3,947            --
     Restructuring expenses (c)                              --             --              --             1,336            --
                                                        ---------      ---------       ---------       ---------       ---------
Operating income (loss)                                    10,294         11,670           8,651         (29,741)         (4,009)
Interest expense, net                                       7,746          9,764          11,146          12,745           7,025
                                                        ---------      ---------       ---------       ---------       ---------
Income (loss) before reorganization costs, income
     taxes and extraordinary item                           2,548          1,906          (2,495)        (42,486)        (11,034)
Reorganization costs, income taxes and
     extraordinary item (d)                                 1,009           --               288           3,482          11,134
                                                        ---------      ---------       ---------       ---------       ---------
Net income (loss)                                       $   1,539      $   1,906       $  (2,783)      $ (45,968)      $ (22,168)
                                                        =========      =========       =========       =========       =========

EARNINGS (LOSS) PER SHARE DATA:
Net income per share (e)                                $     .53      $     .48       $    (.70)      $  (11.47)      $   (5.50)
Weighted average shares
     outstanding (e)                                        2,902          3,969           3,978           4,007           4,029

BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents                               $   1,098      $     954       $   1,765       $   7,322       $  19,301

Property and equipment                                     12,124         15,700          16,366          15,423          13,298
Total assets                                              122,252        144,959         145,875         123,483         110,732
Long-term debt                                             75,469         91,880         103,398            --              --
Stockholders' equity (deficiency)                          33,567         35,744          33,221         (12,696)        (34,864)
                                                        ---------      ---------       ---------       ---------       ---------

                                                                                            THE COMPANY'S
                                                            BARRY'S NINE    BARRY'S FOUR     FIVE MONTHS
                                                            MONTHS ENDED    MONTHS ENDED        ENDED
                                                               FEBRUARY      OCTOBER 2,        FEBRUARY
                                                               28, 1998         1998           27, 1999
                                                               --------         ----           --------

STATEMENT OF OPERATIONS DATA:
Revenues:
     Net sales                                               $  90,535       $  27,494       $  58,024
     Finance and credit insurance fees                           8,589           3,397           4,096
                                                             ---------       ---------       ---------
         Total revenues                                         99,124          30,891          62,120
Expenses:
     Cost of goods sold(a)                                      59,405          19,091          36,333
     Selling, general and administrative                        36,185          12,980          20,748
     Provision for doubtful accounts                             5,486           1,492           2,831
     Impairment loss (b)                                          --              --              --
     Restructuring expenses (c)                                   --              --              --
                                                             ---------       ---------       ---------
Operating income (loss)                                         (1,952)         (2,672)          2,208
Interest expense, net                                            9,027           2,367           1,380
                                                             ---------       ---------       ---------
Income (loss) before reorganization costs, income
     taxes and extraordinary item                              (10,979)         (5,039)            828
Reorganization costs, income taxes and
     extraordinary item (d)                                      3,532         (73,150)           --
                                                             ---------       ---------       ---------
Net income (loss)                                            $ (14,511)      $  68,111       $     828
                                                             =========       =========       =========

EARNINGS (LOSS) PER SHARE DATA:
Net income per share (e)                                     $   (3.60)      $   13.62       $     .17
Weighted average shares
     outstanding (e)                                             4,029           5,002           5,002

BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents                                    $  22,249                       $   1,416

Property and equipment                                          13,903                          16,246
Total assets                                                 $ 117,920                         118,315
Long-term debt                                                    --                            42,086
Stockholders' equity (deficiency)                            $ (27,207)                         47,072
                                                             ---------                       ---------

(a) Barry's recorded an inventory valuation reserve of $3.0 million for the year ended May 31, 1997 (see Note 3 of Audited Financial Statements).

(b) Barry's recognized an impairment loss of approximately $3.9 million for the year ended May 31, 1997 as a result of impaired leasehold improvements and fixtures at 37 closed stores, as well as impaired computer equipment and software related to its merchandise management and point-of-sale system.

(c) Barry's recorded approximately $1.3 million of restructuring expense for the year ended May 31, 1997, consisting primarily of severance and store closing costs at 11 stores.

(d) Barry's recorded reorganization costs of $2.3 million and $11.1 million for the fiscal years ended May 31, 1997 and 1998, respectively (see Note 10 of Audited Financial Statements). Barry's recorded an extraordinary charge of $.9 million in connection with the early extinguishment of a securitization facility (see Note 6 to Audited Financial Statements). Barry's also recorded revisions for income taxes totaling $1.0 million, $.3 million, and $.3 million for the fiscal years ended May 31, 1994, 1996, and 1997, respectively. During the four months ended October 2, 1998 Barry's recorded reorganization costs of $4.4 million and adopted Fresh-Start Accounting resulting in the recording of $66.0 million of Fresh-Start Adjustments and an $11.5 million gain on the forgiveness of debt (see Note 2 to Interim Financial Statements).

(e) Net income (loss) per share and weighted average number of common shares outstanding for Barry's are not comparable to subsequent periods due to the reorganization and implementation of Fresh Start Reporting.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis is included for the benefit of the investor and it provides the investor with financial information about the Company and Barry's. The discussion and analysis of the financial information refers to the relevant entity for such financial data except where it references the Company's nine months ended February 27, 1999, which incorporates a five-month operating period for the Company and a four-month operating period for Barry's. Prior to the effective date of the merger of Barry's with and into the Company, the Company was a non-operating wholly owned subsidiary of Barry's. The merger was effected for purposes of consummating Barry's Plan of Reorganization, changing the Company's name and state of incorporation and receiving the new equity. The financial history of Barry's provides the investor with the historical performance of the Company's assets.

PRIVATE SECURITIES LITIGATION REFORM ACT

         This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby.

NINE MONTHS ENDED FEBRUARY 27, 1999 (COMBINING BOTH BARRY'S AND THE COMPANY) COMPARED TO THE NINE MONTHS ENDED FEBRUARY 28, 1998

For purposes of Management's Discussion and Analysis of Financial Condition and Results of Operation, and Discussion of Business, the results of operations and cash flows for the nine months ended February 27, 1999, are a combination of the results of Barry's for the four months ended October 2, 1999 and the Company's results of operations for the five months ended February 27, 1999, as outlined in the table below.

                                                           THE COMPANY'S       BARRY'S
                                                            NINE MONTHS      NINE MONTHS
                                                               ENDED            ENDED
                                                           FEBRUARY 27,     FEBRUARY 28,
                                                               1999             1998
                                                           -------------   -------------

STATEMENT OF OPERATIONS:

Net sales                                                    $  85,518       $  90,535
Finance and credit insurance fees                                7,493           8,589
                                                             ---------       ---------
                                                                93,011          99,124

Costs and expenses:
Cost of goods sold, buying and occupancy                        55,424          59,405
Selling, general and administrative expenses                    33,728          36,185
Provision for doubtful accounts                                  4,323           5,486
                                                             ---------       ---------
                                                                93,475         101,076

Operating income (loss)                                           (464)         (1,952)
Interest expense, net                                            3,747           9,027
                                                             ---------       ---------

Loss before reorganization items,
   income taxes and extraordinary item                          (4,211)        (10,979)
Reorganization items:
   Fresh-Start adjustments                                     (66,042)           --
   Reorganization costs                                          4,437           3,532
                                                             ---------       ---------

Income (loss) before income taxes and
    extraordinary item                                          57,394         (14,511)
Income taxes                                                      --              --
                                                             ---------       ---------
Net income (loss) before extraordinary item                     57,394         (14,511)

Gain on forgiveness of debt                                    (11,545)           --
                                                             ---------       ---------

Net income (loss)                                            $  68,939       $ (14,511)
                                                             =========       =========

STATEMENT OF CASH FLOWS:

Net cash provided by (used in) operating
  Activities                                                 $  (9,273)      $  15,901
Net cash used in investing activities                           (6,999)           (974)
Net cash used in financing activities                           (1,613)           --
                                                             ---------       ---------
Increase (decrease) in cash                                    (17,885)         14,927

Cash at beginning of period                                     19,301           7,322
                                                             ---------       ---------
Cash at end of period                                        $   1,416       $  22,249
                                                             =========       =========

         Net sales for the nine months ended February 27, 1999 were $85.5 million, a decrease of 5.5% or $5.0 million, as compared to Barry's net sales of $90.5 million for the nine months ended February 28, 1998. The decrease in total store sales was primarily a result of the reduction of the number of operating stores by a net of 14 since February 1998. Comparable store sales (the 109 stores open for the same period in both the current and preceding year) were $83.0 million during the nine months this year as compared to $81.5 million for the same nine months last year. This increase of 1.8% in average comparable store sales was a result of a continuation of the upgrading of merchandise offered, marketing efforts to appeal to a more affluent customer and improve sales during traditionally slow periods, offset by the temporary negative impact of the Company's remodeling and name change program. Throughout the fiscal year the Company has continued to upgrade the quality of its merchandise as well as offering an expanded assortment of higher ticket price merchandise. The Company has also continued to refine its marketing efforts, targeting a more mature, financially sound customer, with more discretionary spending ability. The Company also held special promotional events to drive additional sales during the traditionally slower periods of the year. During the current year comparable store sales were negatively impacted in the second quarter as the Company began a major remodeling and name change campaign that resulted in the temporary closure or relocation of approximately 18 stores. These remodels and name changes were completed early in the third quarter and these 18 stores showed average sales increases during the third quarter which more than offset the impact in the second quarter. The comparable store increase was offset somewhat by reduced credit sales (representing 49.0% of sales in the current year as compared to 54.7% in the prior year) which resulted from changes in credit underwriting criteria designed to lessen the Company's reliance on credit sales, reduce charge offs and build a portfolio consisting of more creditworthy customers.


         Finance and credit insurance fees on credit sales for the nine months ended February 27, 1999, were $7.5 million, a decrease of 12.8%, from $8.6 million for Barry's in the same nine months of the prior year. This decrease resulted primarily from a 13.0% decrease in the average total customer receivables outstanding during the nine months. Average customer receivables were lower primarily because of the closure of stores, changes in credit underwriting and continuing efforts to reduce the reliance on credit to generate sales.

         Cost of goods sold, buying and occupancy expenses were $55.4 million for the nine months ended February 27, 1999, as compared to $59.4 million for Barry's for the same quarter last year. Cost of goods sold, buying and occupancy expenses were 64.8% of net sales for the nine months ended February 27, 1999 and 65.6% of net sales for Barry's for the prior year period. Excluding amortization of the Company's reorganization value in excess of amounts allocated to identifiable assets of $0.7 million cost of goods sold, buying and occupancy expenses this year was 64.0% of sales. The reduction in cost of goods sold, buying and occupancy expenses resulted primarily from improved merchandise margins and savings in occupancy expense due to the closing of relatively high rent stores and the relocation of the Company's headquarters, offset somewhat by increased marketing expenses relating to the Company's promotions during the holiday season and the remodel and name change campaign.

         Selling, general and administrative expenses were $33.7 million for the nine months ended February 27, 1999, as compared to $36.2 million for the same period last year. Selling, general and administrative expenses as a percentage of net sales were 39.4% for the nine months ended February 27, 1999 and 40.0% for Barry's for the nine months ended February 28, 1998. This improvement resulted from sales efficiencies as well as some improvements in the efficiency of the structure of the Company but was offset somewhat by some fixed expenses being spread over a smaller sales base.

         The provision for doubtful accounts was $4.3 million for the nine months ended February 27, 1999. This was a decrease of $1.2 million, or 21.8% from $5.5 million for Barry's for the same nine months in the prior year. The provision was approximately 5.1% and 6.1%, respectively, of net sales for the Company for the nine months ended February 27, 1999 and for Barry's for the nine months ended February 28, 1998 or approximately 10.3% and 11.1%, respectively, of net credit sales. The decrease in the provision was primarily due to closed stores, which had generated less creditworthy customer receivables, as well as the reduction in the percentage of credit sales to total sales from the continuing effects of changes in credit underwriting and lower reliance on credit to effect sales by targeting a more creditworthy customer.

         Net interest expense was $3.7 million for the nine months ended February 27, 1999, a decrease of $5.3 million, or 58.9% from $9.0 million for Barry's for the same nine months in the prior year. The decrease was due partially to interest associated with Barry's Senior Secured Notes, which was accrued during the nine months ended February 28, 1998 but was not accrued during the nine months ended February 27, 1999 (in accordance with SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code") as such interest was not allowed under the Company's plan of reorganization. The Company also entered into a new financing agreement on October 2, 1998, which resulted in reduced amounts outstanding as well as a lower rate of interest on amounts outstanding after October 2, 1998.

         Reorganization costs consist primarily of professional fees directly related to the Chapter 11 filing which were expensed as incurred and the grant of stock to management as part of the plan of reorganization, offset by interest earned on accumulated cash during the pendency of the Chapter 11 filing.


FISCAL YEAR ENDED MAY 31, 1998 ("FISCAL 1998") COMPARED WITH FISCAL YEAR ENDED MAY 31, 1997 ("FISCAL 1997") (All references in this section are to Barry's, unless otherwise noted)

         Net sales for Fiscal 1998 were $113.9 million, a decrease of $16.5 million, or 12.7%, from net sales of $130.4 million for Fiscal 1997. This decrease resulted primarily from the closure of 13 stores in Fiscal 1998 and 33 stores in May 1997 offset by an increase in comparable store sales (those open in both the current and preceding year). Comparable store sales increased by $8.6 million, or 9.2% from Fiscal 1997 to Fiscal 1998. This increase resulted from improved merchandise offerings and improved marketing but was offset by the reduction of credit sales caused by changes in credit granting standards.

         Finance and credit insurance fees decreased from $13.9 million in Fiscal 1997 to $11.3 million in Fiscal 1998. This decrease of $2.6 million, or 18.7%, was primarily due to the decrease in average outstanding customer receivables resulting from store closures, changes in credit underwriting criteria, and lower reliance on credit to generate sales.

         Cost of goods sold, buying and occupancy expenses were 66.4% of sales in Fiscal 1998 compared to 71.3% of sales in Fiscal 1997. The increase in gross margin resulted from the sale of fresher merchandise purchased during Fiscal 1998 under the new merchandising strategy, (which allowed for a reduction in competitive discounting) and a reduction in the inventory shrink percentage. In connection with the change in merchandising strategy developed by Barry's new management team, an inventory valuation reserve of $3.0 million was established as of May 31, 1997. The inventory valuation reserve was $2.2 million at May 31, 1998. The reduction of the inventory valuation reserve is the result of sales of merchandise below cost to reposition Barry's merchandise selection.

         Selling, general and administrative expenses were $47.0 million, a decrease of $10.0 million, or 17.5% from the prior year, primarily due to decreases in advertising expenses, professional services, shipping expenses, credit department expenses, payroll expense and other store related expenses. Selling, general and administrative expenses decreased as a percentage of net sales to 41.3% in Fiscal 1998 from 43.7% in Fiscal 1997. The decrease as a percentage of net sales is attributable primarily to the decrease in marketing expense and efficiencies in Barry's credit department.

         The provision for doubtful accounts was $6.6 million, a decrease of $12.2 million from the prior year. The provision for doubtful accounts was approximately 5.8% and 14.4% of net sales for Fiscal 1998 and Fiscal 1997, respectively. The decrease is primarily due to improvement in the performance of Barry's credit portfolio and changes in credit underwriting criteria. Additionally, in May 1997, Barry's closed 33 stores. These store closures required an increase in the provision for doubtful accounts for Fiscal 1997.

         Interest expense was $7.0 million, a decrease of $5.7 million from the prior year. As indicated in the plan of reorganization, the Senior Notes were exchanged for common stock in the Company. Accordingly, and in accordance with SOP 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" interest expense of $6.0 million on these notes was not recorded because management believes that it is unlikely that such interest will be paid and because the accrued interest on the Senior Notes will not become an allowed claim.

         Barry's recorded $11.1 million of reorganization costs in Fiscal 1998. The reorganization costs primarily include professional fees, losses on the disposal of property and equipment related to 13 store closures and the closure of Barry's former headquarters in Monrovia, California, adjustments to pre-petition unsecured liabilities, provision for lease rejection claims and employee costs related to the Chapter 11 filing. The above expenses are offset by interest earned on accumulated cash resulting from the Chapter 11 filing.

Tax Loss Carryforwards

         At May 31, 1998, Barry's had a net operating loss carryforward for federal income tax purposes of $96.2 million which is scheduled to expire in the years May 31, 2006 through May 31, 2012. Of this, approximately $19,965 is scheduled to expire in the years May 31, 2006 through May 31, 2008, and is subject to the limitations imposed under Internal Revenue Code ("IRC") Section 382.

         Section 382 of the IRC provides a limitation (Section 382 limitation) on the use of net operating loss carryovers, net operating losses, and certain built-in losses and deduction items of a loss corporation that has an ownership change. For financial statement purposes, utilization of a net operating loss, under Section 382 of the IRC, is recorded as a credit to common stock.

         On October 2, 1998, the Company finalized its current plan of reorganization, which created another ownership change. Such ownership change subjected Barry's remaining $76.2 million of net operating loss carryforwards to the limitations imposed under IRC Section 382. The extent of the impairment will be known after the Company completes a detailed Section 382 analysis.

         At May 31, 1998 and 1997, Barry's has recorded a non-current deferred tax asset of $72,000 representing alternative minimum tax (AMT) credit carryforwards. Unlike net operating loss carryforwards, the AMT credit has an indefinite carryforward period. The Company maintains a valuation allowance against the net deferred tax assets, which, in management's opinion, reflects the net deferred tax asset which is more likely than not to be realized.

FISCAL 1997 COMPARED WITH FISCAL YEAR ENDED MAY 31, 1996 ("FISCAL 1996") (All references in this section are to Barry's, unless otherwise noted)

         Net sales in Fiscal 1997 were $130.4 million, a decrease of $9.7 million, or 7%, from net sales of $140.1 million in Fiscal 1996. The decrease was the combined result of the closure of 48 stores and a decrease of 10% in sales of comparable stores (those open for the same period in both the current and preceding years) versus the prior year. The comparable store sales decrease was due in part to implementation of a value-pricing strategy commenced earlier in the fiscal year. Additionally, net sales were adversely impacted by late receipt of merchandise in the stores for the Christmas selling season, which resulted in excessive stock outs, as well as an increase in the sales mix of promotionally priced merchandise and competitive discounts.

         Finance and credit insurance charges on credit sales in Fiscal 1997 were $13.9 million, a decrease of $2.1 million, or 13%, from the prior year primarily due to a decrease in the average total outstanding customer receivables.

         Cost of goods sold, buying and occupancy expenses were 71% of net sales for Fiscal 1997 compared to 60% for the prior year. The gross margin percentage declined in Fiscal 1997 primarily as a result of Barry's value-pricing strategy, and the sales mix of promotionally priced merchandise and competitive discounts. In connection with the change in merchandising strategy as developed by Barry's new management team, an inventory valuation allowance of approximately $3.0 million was established as of May 31, 1997. The allowance reduces the carrying value of ending inventory to its estimated net realizable value.

         Selling, general and administrative expenses were $57.0 million, an increase of $5.1 million, or 10%, from the prior year, primarily due to increases in the costs of advertising, professional services, and shipping. Selling, general and administrative expenses increased as a percentage of net sales to 44% in Fiscal 1997 from 37% for the Fiscal 1996. The increase as a percentage of net sales is attributable to a combination of a decline in net sales and an increase in total expense.

         The provision for doubtful accounts was $18.8 million, an increase of $7.0 million from the prior year. The provision was approximately 14% and 8% of net sales for Fiscal 1997 and 1996, respectively. The increase of such provision was primarily due to an additional provision for customer receivables from closed stores, and a general provision increase as a result of an overall analysis of portfolio performance.

         Barry's recorded approximately $1.3 million of restructuring expenses during Fiscal 1997. The restructuring expenses consist primarily of severance and store closing costs at 11 stores (see Note 1 of Audited Financial Statements).

         Barry's recognized an impairment loss of approximately $3.9 million as a result of impaired computer equipment and software related to the Company's merchandise management and point-of-sale systems (see Note 2 of Audited Financial Statements).

         Interest expense was $12.7 million in 1997, an increase of $1.6 million from the prior year. Such increase was a result of higher average interest rates on Barry's long-term debt, and $325,000 of additional interest expense charged during the third quarter of Fiscal 1997 in connection with obtaining an amendment to Barry's Amended Revolving Credit Agreement as discussed in "-- Liquidity and Capital Resources." Barry's also recorded $876,000 of extraordinary charges due to the write-off of deferred finance fees in connection with the early extinguishment of its Securitization Facility during the first quarter of Fiscal 1997.

                               FINANCIAL CONDITION

CREDIT PROGRAM

         The Company offers its merchandise sales on in-house credit to qualified customers. The Company's policy is to attempt to obtain a cash down payment on all credit sales, with monthly payments established such that the payment of the credit balance will occur, generally, over a period ranging from 24 to 36 months. The Company's customer receivables are revolving charge accounts. As of February 27, 1999, the aggregate customer receivable balances was $53.5 million. As of May 31, 1998, the aggregate customer receivables balance for Barry's was $55.2 million.

INVENTORY
         At February 27, 1999, inventories (not including consignment inventory of approximately $34.3 million) were approximately $34.5 million, an increase of approximately $7.5 million (net of a Fresh-Start Reporting adjustment of $5.1 million) from approximately $27.0 million for Barry's at May 31, 1998. This increase is a result of the Company implementing a new merchandise assortment plan, designed to target a more mature, financially sound customer, with more discretionary spending ability. The Company has also implemented programs to liquidate additional aged merchandise that it feels no longer fits its assortment.

At February 27, 1999, the Company's inventory reserves, excluding any Fresh-Start Reporting adjustments, totaled $1.3 million.

LIABILITIES SUBJECT TO COMPROMISE UNDER REORGANIZATION PROCEEDINGS

         On May 11, 1997, Barry's filed a voluntary petition for relief under Chapter 11. Under Chapter 11, actions to enforce certain claims against Barry's are stayed if the claims arose, or are based on events that occurred on or before the date of the Chapter 11 petition. Following the consummation of the plan of reorganization on October 2, 1998, as confirmed by the bankruptcy court on September 16, 1998, such pre-petition claims and other claims were compromised as set forth in the plan and confirmation order, and the Company incurred the material new obligations set forth in the plan.

                         LIQUIDITY AND CAPITAL RESOURCES

GENERAL

         The Company's operations require working capital to fund the purchase of inventory and normal operating expenses. The seasonality of the Company's business requires a significant build-up of inventory for the Christmas holiday selling period. These seasonal inventory needs generally must be funded during the late summer and fall months because of the necessary lead-time to obtain additional inventory. Additionally, the heavy holiday selling period leads to a seasonal build-up of customer receivables that must be funded during the winter and spring months.

         The Company reported cash flow used in operating activities of approximately $9.3 million for the nine months ended February 27, 1999 as compared to cash flow provided by operating activities of approximately $15.9 million for the comparable period last year. The change in cash flow from operating activities is primarily due to an increase of $12.6 million (an increase of approximately $7.5 million net of a Fresh-Start Reporting adjustment of $5.1 million) in inventory during the current year as compared to a $16.1 million decrease in inventory last year for Barry's resulting primarily from liquidation of aged merchandise and Barry's inability to obtain new merchandise due to the bankruptcy filing during the prior year. Additionally, the Company acquired $7.1 million in new property and equipment during the nine months consisting of computer equipment associated with the Company's new merchandise and financial systems and leasehold improvements associated with remodeling of stores, and the Company's new headquarters. The Company made net repayments of $15.8 million under its revolving credit facility and received $15.0 million for the issuance of new stock.

         Barry's reported cash flows from operating activities of approximately $15.1 million for Fiscal 1998, as compared to cash flows provided by operating activities of $8.3 million for Fiscal 1997 and cash flows used in operating activities of approximately $6.0 million for Fiscal 1996. Barry's positive cash flow for Fiscal 1998 resulted primarily from Barry's inventory decrease (net of consigned inventory) of approximately $9.7 million, (excluding $5.5 million of inventory returned in exchange for pre-petition liabilities) and increases in accounts payable and accrued liabilities of approximately $8.9 million and $3.2 million, respectively, for Fiscal 1998.

         As of February 27, 1999, the Company had $1.4 million of cash and cash equivalents. At May 31, 1998, Barry's had $19.3 million of cash and cash equivalents as a result of the Chapter 11 filing and the prohibition on payments of prepetition debt.

FINANCING TRANSACTIONS

         On October 2, 1998, the Company entered into a three year, $50,000,000 financing agreement with Foothill Capital Corporation as a lender and as agent for a lender group (the "Lenders"). The Lenders will make revolving advances to the Company in amounts determined based on percentages of eligible accounts receivable and inventory. The annual rate of interest will be, at the Company's option, (i) 2.25% per annum over the Eurodollar rate or (ii) 0.5% per annum over the bank's prime rate, provided, however, that in no event will the applicable interest rate on any advance be less than 7% per annum. Upon occurrence and during the continuation of any event of default under the financing agreement, all obligations will bear interest at a per annum rate equal to three percentage points above the otherwise applicable interest rate. As collateral for any and all obligations to the lenders under the financing agreement, the Company granted a first priority perfected security interest in and to substantially all of its owned or thereafter acquired assets, both tangible and intangible. The financing agreement contains quarterly covenants which include a minimum level of tangible net worth and a ratio of in-house credit sales to total merchandise sales. The financing agreement also gives the Company an option to reduce the maximum credit line to no less than $25,000,000 upon the sale of the Company's entire accounts receivable portfolio, provided, however, that such option will expire eighteen months from the date of closing of the financing agreement.

         The financing agreement also contains certain covenants that limit the Company's actions with regard to the following: the incurrence of additional indebtedness; the payment of dividends; the redemption of capital stock; the making of certain investments; the issuance of guarantees; transactions with affiliates; asset sales; making excessive annual capital expenditures; and certain mergers and consolidations. The limitations on the Company's ability of making certain investments includes a limitation on the monetary amount that may be outstanding pursuant to such investments in the aggregate at one time. The limitation on capital expenditures places a cap on the total capital expenditures permitted the Company under the financing agreement for its fiscal years 1999 and thereafter. The financing agreement also contains covenants requiring the Company to meet the following financial tests: (i) unless waived by the Lenders, a credit-sales-to-overall-sales ratio of less than 60% as of the end of any month, and (ii) a tangible net worth of $26,000,000 as of May 29, 1999, a tangible net worth of $24,000,000 as of August 29, 1999, a tangible net worth of $20,000,000 as of November 27, 1999, and a tangible net worth in amounts acceptable to the Lenders based on the Company's financial projections for periods thereafter. A breach of any of these covenants under the financing agreement could result in an event of default and, in such instances, the Lenders could elect to declare all amounts borrowed, together with accrued interest, to be immediately payable and could terminate all commitments thereunder.

CONSIGNMENT AGREEMENTS

         As a result of its emergence from bankruptcy proceedings, the Company entered into new consignment agreements with its consignors representing a substantial majority of its current consigned merchandise. The Company shall hold such merchandise for sale in the ordinary course of its business and is responsible for insuring the consigned merchandise for its full value and against all risks of loss. The Company is generally required to report all consignment merchandise sales on a weekly basis, and to pay all invoices within specified trade payment terms, generally 30 days from receipt of invoice.

                             BUSINESS AND PROPERTIES

         The following description of the Company's business and properties is included for the benefit of the investor. The description refers to the relevant entity for such information except where it references the Company's nine months ended February 27, 1999, which incorporates a five-month operating period for the Company and a four-month operating period for Barry's. Prior to the effectiveness of the merger of Barry's with and into the Company, the Company was a non-operating wholly owned subsidiary of Barry's. The merger was effected for purposes of consummating Barry's Plan of Reorganization, changing the Company's name and state of incorporation and receiving the new equity. The Company's business and properties are identical to the business and properties of Barry's prior to October 2, 1998.

INTRODUCTORY NOTE

         This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company intends that such forward-looking statements be subject to the safe harbors created thereby.

THE COMPANY

         The Company operates a chain of specialty retail jewelry stores generally located in regional shopping malls. The Company's stores offer fine jewelry items in a wide range of styles and prices, with a principal emphasis on diamond and gemstone jewelry. As of May 1, 1999, the Company operated 115 retail jewelry stores, principally in California, Texas, Arizona, Utah, North Carolina, Colorado, Idaho, Montana and Indiana. As measured by the number of retail locations, the Company is one of the larger specialty retailers of fine jewelry in the country. The Company's corporate office is located at 2914 Montopolis Drive, Suite 200, Austin, Texas 78741, and its telephone number is (512) 369-1400.

         The Company changed its fiscal year end during 1998 from May 31 to the Saturday closest to May 31. The Company's fiscal year ended May 30, 1998 may be referred to herein as such, or, where it is more convenient for comparison with the prior fiscal year, it may be described as the fiscal year ended May 31, 1998. Either description references the actual fiscal year ended May 30, 1998.

EMERGENCE FROM CHAPTER 11 REORGANIZATION

         Barry's filed a plan of reorganization (the "Reorganization") on April 30, 1998 with the bankruptcy court, and the bankruptcy court confirmed the plan, with certain modifications, on September 16, 1998. The Company emerged from the bankruptcy proceedings on October 2, 1998. The plan provided for the following:

         o payment in full of certain administrative claims, tax claims, bank secured claims and other allowed secured claims

         o distribution of 2.5 million shares of our common stock to Barry's bondholders in exchange for their allowed claims

         o distribution of 2.25 million shares of our common stock in exchange for $15 million in a new equity cash infusion

         o payment of allowed claims of general unsecured creditors at a rate of $0.15 for each dollar of their allowed claims

         o issuance of 263,158 warrants to purchase our common stock to stockholders in exchange for their shares of Barry's common stock

         o merger of Barry's into the Company, changing its name to Samuels Jewelers, Inc. and reincorporating as a Delaware corporation.

         In addition, Foothill Capital Corporation agreed to provide the Company with a new fully secured line of credit of up to $50,000,000. On October 2, 1998, the Company drew down approximately $32 million from this line of credit. These borrowings along with the $15 million new cash equity infusion were used to pay off Barry's line of credit balance with Bank Boston.

PRIOR REORGANIZATION

         On February 26, 1992, Barry's voluntarily initiated a case under Chapter 11 of the Bankruptcy Code and filed a pre-negotiated Plan of Reorganization in the United States Bankruptcy Court for the Central District of California (the "Court"). On June 19, 1992, the Court entered an order confirming Barry's Amended Plan of Reorganization (the "Prior Reorganization Plan"). The effective date of the Prior Reorganization Plan was June 30, 1992.

STRATEGY

         The Company's operating strategy is to provide the best fine jewelry values to the retail jewelry consumer. This is accomplished by partnering with vendors to develop new products and expand assortments based on customer demand and perceived value and then by communicating this value message through targeted marketing programs. To enhance sales, the Company makes credit financing available to qualified customers through its own private label credit card and through various secondary credit sources. The Company's sales capabilities are supported by a trained and knowledgeable sales staff, an automated, centralized credit and collection system, and a centralized distribution system to replenish merchandise to the stores.

MERCHANDISE STRATEGY

         Strong vendor partnering has enabled management to leverage a large portion of the Company's inventory through exclusive consignment arrangements, resulting in dominant assortments of quality jewelry. A talented team of merchandise buyers with jewelry manufacturing expertise has been assembled to allow the Company to go beyond buying product, and focus on developing product solutions that meet specific competitive opportunities created by consumer demand. As a result, management believes the stores offer exceptional selection, and excellent values that enhance the Company's ability to offer a better value to the customer and, thereby, capture a larger market share.

MERCHANDISE MIX

         The Company has repositioned its merchandise assortments to appeal to the mainstream jewelry consumer. Improved price points, updated styling and an expanded selection in high volume product categories such as bridal, diamond fashion and gold have been the primary focus of the new merchandising strategy.

INVENTORY PURCHASING

         Buyers based in the Company's corporate offices purchase most of the stores' merchandise. Each store's inventory is replenished weekly or more often during peak selling seasons. Management believes that centralized merchandise purchasing provides the Company with quality controls and price advantages.

         Three vendors have accounted for 41%, 27%, and 25% of merchandise purchases for the Company's nine months ended February 27, 1999 and Barry's Fiscal Years ended May 31 1998 and 1997, respectively. Management believes that the Company's relationship with these three vendors, as well as its other vendors, is good. These vendors, and all vendors key to the Company's new merchandising strategy, have agreed to new consignment agreements.

SUPPLY AND PRICE FLUCTUATIONS

         The world supply and price of diamonds are influenced considerably by the Central Selling Organization ("CSO"), which is the marketing arm of DeBeers Consolidated Mines, Ltd. ("DeBeers"), a South African company. Through the CSO, over the past several years, DeBeers has supplied approximately 80% of the world demand for rough diamonds, selling to gem cutters and polishers at controlled prices.

         The continued availability of diamonds to the Company's suppliers is dependent, to a material degree, upon the political and economic situation in South Africa. While several other countries, including Australia, the Commonwealth of Independent States, Zaire, Angola, Tanzania and Sierra Leone are suppliers of diamonds, the Company cannot predict with any certainty the effect on the overall supply or price of diamonds in the event of an interruption of supplies from South Africa, the CSO or DeBeers.

         The Company is subject to other supply risks, including fluctuations in the price of previous gems and metals. The Company presently does not engage in any hedging activity with respect to possible fluctuations in the price of these items. If such fluctuations should be unusually large or rapid and result in prolonged higher or lower prices, there is no assurance that the necessary retail price adjustments will be made quickly enough to prevent the Company from being adversely affected.

TRADE NAMES

         The Company currently operates under the following trade names:
Samuels, Schubach, Hatfield, Harts and Mission. Over the next two to three years, the Company intends to change the name of all of its stores to Samuels Jewelers.

STORE PERFORMANCE

         The following table sets forth selected data with respect to Barry's operations for the four fiscal years ended May 31 and for the Company and Barry's 11 months ended May 1, 1999 (as part of fiscal year 1999, ending on May 29, 1999).

                                                      May 1,
                                                        1999         1998         1997         1996         1995
                                                        ----         ----         ----         ----         ----

Number of Stores at beginning of year                    117          130          161          162          144
         Acquired during the year                          4         --           --           --             15
         Opened during the year                            2         --             17            7            8
         Closed during the year                           (8)         (13)         (48)          (8)          (5)
                                                       -----        -----        -----        -----        -----
Total at year end                                        115          117          130          161          162
                                                       =====        =====        =====        =====        =====
Percentage increase (decrease) in sales of               3.3%         9.2%       (10.0%)        2.2%        11.0%
comparable stores(1)

Average sales per comparable store (in thousands)        N/A        $ 951        $ 709        $ 905        $ 871

(1) Comparable stores are stores that were open for all of the current and preceding year and the full 11 months during the current and preceding year for the period ended May 1, 1999.

CREDIT PROGRAM

         The Company's credit policy is intended to complement its overall sales strategy. The principal objective is the extension of credit to those customers which will produce the most reasonable rate of return. The Company also offers credit insurance to its customers. This insurance program, underwritten by a major insurance company, generally provides coverage for life, disability, unemployment and loss of property.

         Sales under the Company's credit program accounted for approximately 49% of sales for the nine months ended February 27, 1999, 54.3% of Fiscal 1998 for Barry's sales and 58.1% of Fiscal 1997 for Barry's sales, net of down payments. The decline in credit sales mix is attributable to management's policy of tightening credit granting standards and by a merchandising and marketing strategy designed to attract a more affluent customer. Payment periods for the credit sales generally range from 24 to 36 months. Customers may also purchase jewelry for cash and by using major national credit cards.

SEASONALITY

         The level of success of the Company is heavily dependent each year on the success of its Christmas selling season, which in turn depends on many factors beyond the Company's control, including the general business environment and competition in the industry. Sales during the Christmas season (which includes the period from the day following Thanksgiving Day to December 31) generally account for approximately 25% of net sales and all or nearly all of annual earnings. The Company had net sales of $30.2 million during the Christmas 1998 selling season.

COMPETITION

         The retail jewelry industry is highly competitive. It is estimated that there are approximately 35,000 retail jewelry stores in the United States, most of which are independently operated and not part of a major chain. Numerous companies, including publicly and privately held independent stores and small chains, department stores, catalog showrooms, direct mail suppliers, and TV shopping networks, provide competition on a national and regional basis. The malls and shopping centers wherein many of the Company's stores are located typically contain several other national chain or independent jewelry stores, as well as one or more jewelry departments located in the "anchor" department stores. Certain of the Company's competitors are substantially larger than the Company and have greater financial resources.

         Management believes that the primary elements of competition in the retail jewelry business are quality of personnel, level of customer service, breadth, depth, price and quality of merchandise offered, credit terms and store location and design. Management believes that the Company has been unable to compete successfully in prior years because of its failed merchandising programs, poor credit underwriting practices, cash flow constraints, excessive collection costs, poor inventory controls and below-average percentage of consignment inventory, executive turnover, restrictive financing arrangements, ineffective investment in technology and the resultant excessive administrative costs. In addition, the Company believes that, as the jewelry retailing industry consolidates, the ability to compete effectively may become increasingly dependent on volume purchasing capability, regional market focus, superior management information systems, and the ability to provide customer service through trained and knowledgeable sales staffs. However, the competitive environment is often affected by factors beyond a particular retailer's control, such as shifts in consumer preferences, economic conditions, population and traffic patterns.

YEAR 2000 COMPLIANCE

         Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date field without considering the impact of the upcoming change in the century. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000 and beyond.

         The Company relies on its computer system, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks, telecommunications equipment and end products.

         The Company has obtained a new integrated management information system that includes a system processor and operating system, applications software, point of sale hardware and additional microcomputers. The year 2000 issue was addressed during the planning process, and all new system technology is believed to be year 2000 compliant. All other systems owned and operated by the Company are believed to be year 2000 compliant.

         The Company expects to spend approximately $3.5 million representing $1.2 million of new hardware and $2.3 million of new software on all projects to insure the Company meets all requirements to be year 2000 compliant.
Through April 1999, approximately $3.4 million had already been incurred.

         The Company has no current intention to replace its current customer accounts receivable system, which is not year 2000 compliant. However, it is planning to outsource the billing and collection functions.

         In the event the Company is unable to outsource the billing and collection functions by December 31, 1999, the Company's most likely worst case scenario would be that it would have to continue to perform these functions and license other existing collection systems that are year 2000 compliant. If the Company is unable to reach an agreement with regard to either of these alternatives, the Company could suffer material adverse effects, including a loss of revenue and customer satisfaction, which could impact the Company's results of operations, liquidity, and financial condition. The Company will make a determination no later than the end of July 1999 as to whether it needs to license other existing collection systems.

         All of the other internal operating systems the Company currently uses are year 2000 compliant.

         The Company also relies, directly and indirectly, on external systems of business enterprises such as suppliers, creditors and financial organizations, and of government entities, for accurate exchange of data. The Company has received assurances from most of the parties with which it interacts that their systems are currently year 2000 compliant or will be year 2000 compliant by December 31, 1999. We have no assurances that their representations are correct, and although the year 2000 issue may not materially affect the Company's internal systems, it possibly could be affected through disruptions in the operations of the parties with which it interacts.

         Therefore, despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on its business, financial condition, or results of operations.

EMPLOYEES

         At April 30, 1999, the Company had 1,204 full-time and part-time employees. Unions represented 37 employees, or 3.1% of the Company's employees, at such date. On December 31, 1998, the Company modified and extended its existing union contract covering these employees which expires on January 31, 2000. The Company believes it provides working conditions and wages that compare favorably with those offered by other retailers in the industry and that its employee relations are good. The Company has never experienced any material labor unrest, disruption of operations or strikes.

PROPERTIES

         The Company leases all its retail stores. Stores range in size from approximately 577 square feet to 3,690 square feet. Store leases generally have an initial term of five to fifteen years and will expire at various dates through 2007. Currently, leases at 3 stores have expired, and two others were rejected during Barry's bankruptcy proceedings; these five stores are currently occupied on a month-to-month basis. Some leases contain renewal options for periods ranging from five to ten years on substantially the same terms and conditions as the initial lease. Under most of the store leases, the Company is required to pay taxes, insurance, and its pro rata share of common area and maintenance expenses. Most of the leases also require the Company to pay the greater of a specified minimum rent or a contingent rent based on a percentage of sales as defined.

         The Company's lease for its headquarters in Austin, Texas, has the following substantive terms: (a) approximately 24,000 square feet, with rent of $0.47 per square foot per month on a triple net basis; and (b) a term of five years, with an option to renew for one additional five year term at the average monthly net rental rate charged for comparable premises. The Company also leases space in Irwindale, California, for its credit center.

         As of April 30, 1999, the Company was operating 115 retail stores in the following states:

                           State                                   Number of Stores
                           -----                                   ----------------

                           California                                     30
                           Texas                                          30
                           Colorado                                       9
                           Utah                                           8
                           Idaho                                          5
                           Montana                                        5
                           North Carolina                                 5
                           Arizona                                        4
                           Others                                         19
                                                                         ---

                           TOTAL                                         115

LEGAL PROCEEDINGS

         The Company is involved from time to time in various legal proceedings of a character normally incident to its business. The Company believes that its potential liability in any such pending or threatened proceedings will not have a material adverse effect on the financial condition or results of operations of the Company. The Company maintains liability insurance to cover some, but not all, potential liabilities normally incident to the ordinary course of its businesses with such coverage limits as management deems prudent.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company currently utilizes no material derivative financial instruments which expose the Company to significant market risk. However, interest rate changes may affect the cash flow, earnings, and the fair value of its Long-term debt due to differences between the market interest rates and the rates at the inception of these financial instruments. Based on the Company's Long-term debt outstanding at February 27, 1999 and current market perception, a 50 basis point increase in the interest rates as of February 27, 1999 would result in a net reduction of the market value of the instruments of approximately $400,000. Conversely, a 50 basis point decrease in the interest rates would result in an approximately $500,000 net increase in the market value of the Company's Long-term debt outstanding at February 27, 1999.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

            Name                Age                            Position
            ----                ---                            --------

David Barr..................    35     Director
David J. Breazzano..........    42     Director
Ken D'Amato.................    38     Director
David H. Eisenberg..........    62     Director
E. Peter Healey.............    45     Executive Vice President, Chief Financial Officer,
                                       Secretary, Treasurer and Director
Randy N. McCullough.........    46     President, Chief Executive Officer and Director
Jerry Winston...............    75     Director
Chad C. Haggar..............    35     Senior Vice President - Operations
Bill R. Edgel...............    33     Senior Vice President - Marketing
Paul W. Hart................    41     Senior Vice President - Management Information Systems
Robert J. Herman ...........    38     Vice President, Controller, Assistant Secretary

         Set forth below is biographical information for each director on the Board of Directors and each executive officer.

         David Barr has been a director of the Company since September 22, 1998. Mr. Barr has been Chief Executive Officer and a Member of PMTD Restaurants, LLC since September 1998. He served as Chief Executive Officer, President, Vice President of Finance and Treasurer of Great-American Cookie Company, Inc. ("GACC") from May 1996 to September 1998. Mr. Barr was Executive Vice President of Operations, Chief Financial Officer and Treasurer of GACC from July 1995 to May 1996. Prior to that, Mr. Barr served as Chief Financial Officer, Vice President of Finance and Treasurer of GACC from May 1994. Mr. Barr served as Finance Manager of Pizza Hut, Inc. from March 1991 to May 1994.

         David J. Breazzano has been a director of the Company since September 22, 1998. Mr. Breazzano co-founded DDJ Capital Management, LLC in March 1996 and has been a member since such time. From October 1990 to February 1996, Mr. Breazzano was Vice President and Portfolio Manager of Fidelity Management & Research Company. Mr. Breazzano currently serves as a director of Key Energy Group, Inc. and Waste Systems International, Inc.

         Ken D'Amato has been a director of the Company since September 22, 1998. Mr. D'Amato has served as a Senior Analyst for DDJ Capital Management, LLC since April 1998. From June 1989 to March 1998, Mr. D'Amato served as President of Hord Cilstal Corporation, a manufacturer of costume jewelry.

         David H. Eisenberg has been a director of the Company since September 22, 1998. Mr. Eisenberg has been the Chairman of the Board, President and Chief Executive Officer of Eisenberg and Associates since 1995. Mr. Eisenberg has served as Chairman of the Board, President and Chief Executive Officer of Chief Auto Parts since November 1992. Mr. Eisenberg currently serves as a director of Helmac, Inc. and nominated to serve as a director of Earl Scheib, Inc.

         E. Peter Healey has been a director of the Company since September 22, 1998. Mr. Healey has served as the Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since its inception and previously served in that capacity for Barry's since February 1997. From 1994 to 1996, Mr. Healey was the Vice President, Chief Financial Officer, Secretary and Treasurer of MS Financial, Inc. From 1985 to 1993, Mr. Healey was with Zale Corporation, serving as Vice President and Treasurer from 1987 to 1993.

         Randy N. McCullough has been a director of the Company since August 20, 1998. Mr. McCullough has been the President and Chief Executive Officer of the Company since its inception and previously served in that capacity for Barry's since March 31, 1998. Mr. McCullough served as

Barry's Executive Vice President and Chief Operating Officer from January to March 1998. Mr. McCullough joined Barry's in April 1997 and was its Senior Vice President-Merchandise from April 1997 to March 1998. Prior to joining Barry's, Mr. McCullough served as President of Silverman's Factory Jewelers from 1991 to March 1997. Prior to that time, Mr. McCullough was a senior manager with a leading national retail jewelry chain for over 18 years.

         Jerry Winston has been a director of the Company since September 22, 1998. Mr. Winston has been President of Jerry Winston Enterprises, Ltd., a wholesale diamond business, for more than the past five years.

         Chad C. Haggar has been the Company's Senior Vice President - Operations since its inception and previously served in that capacity for Barry's since February 1997. Prior to joining Barry's, Mr. Haggar served as Director of Stores of Fred Meyer, Inc. from 1996 to 1997. From before 1992 to 1996, Mr. Haggar served as Regional Manager of Merksamer Jewelers, Inc.

         Bill R. Edgel has been the Company's Senior Vice President - Marketing since its inception and previously served in that capacity for Barry's since February 1997. Prior to joining Barry's, Mr. Edgel served as Director of Credit Marketing of Macy's West, a division of Federated Department Stores, from 1996 to 1997. From 1995 to 1996, Mr. Edgel served as Director of Marketing for Merksamer Jewelers, Inc. From 1993 to 1995, Mr. Edgel served as Advertising Manager/Creative Director for Troutman's Emporium, Inc. From 1992 to 1993, Mr. Edgel served as Partner/Creative Director of Vaki Advertising, Inc.

         Paul W. Hart has been the Company's Senior Vice President - Management Information Systems since its inception and previously served in that capacity for Barry's since August 1997. Prior to joining Barry's, Mr. Hart served as Vice President - Management Information Systems of MS Financial, Inc. From 1974 to 1995, Mr. Hart was employed by Zale Corporation, serving as Director of Credit Systems from 1994 to 1995, and as its Manager of Business Systems Planning and Support from 1988 to 1994.

         Robert J. Herman has been the Company's Vice President, Controller and Assistant Secretary since its inception and previously served in that capacity for Barry's since February 1998. Prior to joining the Barry's, Mr. Herman served as the Controller for Datamark, Inc. from 1997 to February 1998. From 1994 to 1997, Mr. Herman served as the Controller for Silverman's Factory Jewelers. From 1987 to 1994, Mr. Herman was employed by Sunbelt Nursery Group, Inc., serving as its Controller from 1991 to 1994.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of April 30, 1999, information as to the beneficial ownership of the Company's Common Stock by (i) each person who is known by the Company to own beneficially more than 5% of its outstanding shares of Common Stock, (ii) each of the Company's directors and director nominees,
(iii) each of the officers named in the Summary Compensation Table under the caption "Compensation of Directors and Executive Officers -- Executive Compensation," and (iv) all executive officers and directors of the Company as a group. In each instance, information as to the number of shares owned and the nature of ownership has been provided by the person or entity identified or described and is not within the direct knowledge of the Company.

                                                                 Amount Beneficially
             Name and Address of Beneficial Owner                     Owned(1)           Percent of Class
             ------------------------------------                -------------------     ----------------

Randy N. McCullough*(2).........................................       111,000                  2.2%
E. Peter Healey*................................................        77,000                  1.5%
Chad C. Haggar*.................................................        25,000                   **
Bill R. Edgel*..................................................        25,000                   **
Paul Hart*......................................................        25,000                   **
David Barr(3)*..................................................          ---                    **
David J. Breazzano(3)(4)*.......................................     1,792,439                 35.8%
Ken D'Amato(3)*.................................................          ---                    **
David H. Eisenberg(3)*..........................................          ---                    **
Jerry Winston(3)*...............................................          ---                    **
DDJ Capital Management, LLC(5)                                       1,792,439                 35.8%
    141 Linden Street, Suite S-4
    Wellesley, Massachusetts 02482


Mitchell Hutchins Asset Management, Inc.(6)                            998,511                 20.0%
    1285 Avenue of the Americas, 15th Floor
    New York, New York 10019

Stephen Feinberg(7)                                                    815,813                 16.2%
    450 Park Avenue, 28th Floor
    New York, New York 10022

All executive officers and directors as a group (11 persons)....     2,055,439                 41.1%

------------------------

    (1) To the Company's knowledge, except as otherwise set forth in this table, the persons and entities in this table have sole voting, investment and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

    (2) Mr. McCullough became President and Chief Executive Officer on March 31, 1998.

    (3) Mr. Barr, Mr. Breazzano, Mr. D'Amato, Mr. Eisenberg and Mr. Winston also have been granted, as non-employee directors of the Company, an option to purchase 5,000 shares of the Company's Common Stock under the Company's 1998 Stock Option Plan, but their rights to exercise such options vest in 25% increments on the successive four anniversaries of October 2, 1998, the date as of which the Stock Option Plan was adopted. See "Compensation of Directors and Executive Officers."

    (4) With respect to all of such shares, Mr. Breazzano shares voting and dispositive power as a member of DDJ Capital Management, LLC, who may be deemed to beneficially own all of such shares (see Footnote (5) below), but as to which he disclaims beneficial ownership.

    (5) DDJ Capital Management, LLC may be deemed to beneficially own all of such shares through three funds controlled by it, including the 1,704,939 shares owned by B III Capital Partners, L.P. (or approximately 34.1% of the Company's outstanding common stock).

    (6) Mitchell Hutchins Asset Management, Inc. owns all of such shares through four funds controlled by it.

    (7) Stephen Feinberg may be deemed to beneficially own the following:
158,555 shares through the fund Cerberus Partners, L.P.; 267,710 shares through the fund Cerberus International, Ltd.; 24,510 shares through the fund Ultra Cerberus, Ltd.; 346,275 aggregate shares through additional private investment funds; and 18,763 warrants to purchase shares through the additional private investment funds. The warrants are exercisable through the payment of an exercise price, revised annually on the date after the October 2 anniversary of the Company's Warrant Agreement establishing such warrant rights. See "Exhibit 4.1."

*Address is c/o Samuels Jewelers, Inc., 2914 Montopolis Drive, Suite 200, Austin, Texas 78741.

**Less than one percent.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

         The Company pays each of its non-employee directors (including any non-employee director holding an officer's title with the Company but who is not separately compensated for serving in such position) an annual retainer fee of $15,000, plus, for attendance at meetings of the Board or committee meetings, an additional $500 per meeting. In addition to such retainer and attendance fees, each non-employee director was granted an option to purchase 5,000 shares of the Common Stock upon their initial election as director under the Company's 1998 Stock Option Plan with the options vesting under the Stock Option Plan in 25% increments on the four ensuing anniversaries of the adoption of the Stock Option Plan, which was adopted as of October 2, 1998. All such options have an exercise price equal to the market price of the Common Stock on the date of grant. Directors are also reimbursed for reasonable expenses incurred in connection with attending meetings of the Board and its committees.

EXECUTIVE COMPENSATION

         The Company was formed on August 20, 1998 and no executive officers received compensation from the Company until October 2, 1998, the effective date of the Merger. Prior to the Merger, the Company was a wholly owned subsidiary of Barry's. Therefore, no executive officers received compensation during the preceding fiscal year. Compensation paid to such officers by Barry's during the fiscal year ended May 31, 1998 is disclosed in an amendment to Barry's annual report on Form 10-K/A for the fiscal year ended May 31, 1998 (the "Barry's 1998 Form 10-K/A"). For a description of the compensation to be paid to the executive officers during the current fiscal year, see "Compensation Committee Report - Certain Terms of Employment Agreements." Randy N. McCullough currently serves as the Company's Chief Executive Officer and will be paid a salary commensurate with the terms of his Employment Agreement as described in "Compensation Committee Report - Certain Terms of Employment Agreements."


                        OPTION/SAR GRANTS IN FISCAL 1998

         None of those persons serving as chief executive officer of the Company or any other executive officer of the Company was issued any option to acquire the Company's Common Stock. See "Approval of 1998 Stock Option Plan" for proposed grants to such executive officers for the current fiscal year.

                      AGGREGATED 1998 OPTION/SAR EXERCISES
                           AND YEAR-END OPTION VALUES

         No stock options have been exercised or are held by the chief executive officer of the Company or any other executive officer of the Company.


            EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

         Upon the occurrence of Barry's emergence from bankruptcy proceedings and the Merger, the Company entered into employment agreements dated October 2, 1998 (the "Employment Agreements") with each of Messrs. McCullough, Healey, Haggar, Edgel and Hart (each, an "Executive"), a summary description of certain terms of which is set forth under the caption "Compensation Committee Report -- Implementation of Philosophy."

                               COMPENSATION POLICY

COMPENSATION PHILOSOPHY

         The Compensation Committee of the Board is responsible for developing and implementing the Company's executive compensation policies. The Compensation Committee's philosophy of executive compensation is to enhance the profitability of the Company, and thus stockholder value, by closely aligning the financial interests of the executive officers with those of the Stockholders.

IMPLEMENTATION OF PHILOSOPHY

         Generally, the Compensation Committee seeks to realize this objective by the use of short term incentives in the form of salary and cash bonuses, and long term incentives in the form of stock option and restricted stock grants. Salaries initially are set based on the executive officer's experience and competitive conditions. Thereafter, salaries may be adjusted based on various factors, including the executive's performance. In setting and making adjustments to salaries, the Compensation Committee also considers salaries paid to similarly situated executive officers in comparable companies.

         Upon the occurrence of the Reorganization and Merger, the Company entered into the Employment Agreements with each Executive. Set forth below is a summary of certain other terms of such Employment Agreements.


                     CERTAIN TERMS OF EMPLOYMENT AGREEMENTS

                                           MAXIMUM ANNUAL CASH
                                               BONUS (AS A
                             ANNUAL BASE      PERCENTAGE OF      GRANT OF RESTRICTED     SHARES UNDERLYING STOCK
      EXECUTIVE/TITLE           SALARY     ANNUAL BASE SALARY)         STOCK(1)                   OPTIONS
---------------------------  -----------   --------------------  -------------------     -----------------------

Randy N. McCullough            $325,000            100%             100,000 shares             50,000 shares
    President and Chief
    Executive Officer

E. Peter Healey                $300,000            100%              75,000 shares             37,500 shares
    Executive Vice
    President, Chief
    Financial Officer,
    Secretary and Treasurer

Chad C. Haggar                 $150,000            50%               25,000 shares             12,500 shares
    Vice President -
    Operations

Bill R. Edgel                  $150,000            50%               25,000 shares             12,500 shares
    Vice President -
    Marketing

Paul Hart                      $135,000            50%               25,000 shares             12,500 shares
    Vice President -
    MIS


-----------------------------

    (1) Shares granted on October 2, 1998 upon effectiveness of Barry's reorganization plan and the Merger.

         Under the Employment Agreements, if an Executive's employment is terminated due to an Executive's death or disability, such Executive is entitled to receive (i) accrued annual base salary and benefits, (ii) his full annual cash bonus and (iii) an amount equal to 18 months of his base salary. If the employment of Messrs. McCullough or Healey is terminated by the Company without cause or by the Executive with good reason, such Executive is entitled to receive (i) accrued annual base salary and benefits, (ii) an amount equal to three times the Executive's annual base salary multiplied by a fraction, the numerator of which is (A) 36 minus (B) the number of months the Executive has been in the Company's employ since October 2, 1998, but in no event shall it be less than 18; and the denominator of which is 36; provided, however, that in the event of a change of control, the numerator shall be 36. If the employment of Messrs. Haggar, Edgel and Hart is terminated by the Company without cause or by the Executive with good reason, such Executive is entitled to receive (i) accrued annual base salary and benefits, (ii) an amount equal to two times the Executive's annual base salary multiplied by a fraction, the numerator of which is (A) 36 minus (B) the number of months the Executive has been in the Company's employ since October 2, 1998, but in no event shall it be less than 18; and the denominator of which is 36; provided, however, that in the event of a change of control, the numerator shall be 36. If the Executive's employment is terminated by the Company for cause or by the Executive without good reason, such Executive is entitled to receive accrued annual base salary and benefits and his prorated annual cash bonus.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

         In setting Mr. McCullough's annual salary and incentive compensation, the Compensation Committee considered numerous factors, including Mr. McCullough's extensive experience in the jewelry industry, his prior success in turning around troubled companies and the market rate for presidents and chief executive officers with knowledge and experience commensurate to that of Mr. McCullough. Based on these factors, and after negotiations between the Compensation Committee and Mr. McCullough, the Compensation Committee established Mr. McCullough's compensation terms.


                                PERFORMANCE GRAPH

         The Company's common stock, par value $.001 per share ("Common Stock"), began trading after the effective date of the plan of reorganization. As a result, less than one year of trading history of the Common Stock is available. A graphical comparison of Barry's Common Stock against the market and Barry's industry prior to the effective date is available in the Barry's 1998 Form 10-K/A.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In the Employment Agreements (See "Exhibits 10.2-10.6") entered into by the Company with Randy N. McCullough, E. Peter Healey, Chad C. Haggar, Bill R. Edgel and Paul Hart (the "related employees"), the Company agreed to provide the related employees with a signing bonus in the form of equity grants that vest in 25% increments on the date as of such grant and the three successive anniversaries thereof. In addition to the grants, the Company agreed to lend the related employees, in varying amounts, sums to compensate for the taxes incurred as a result of the grants. The total amount of these loans was approximately $935,000. The related employees are obligated, under their respective Employment Agreements, to repay the principal and interest on the loan quarterly for three years at the lowest statutory interest rate necessary for tax purposes. The Company holds twelve promissory notes for each of the related employees to secure the repayment. The Company also agreed in the respective Employment Agreements to pay the related employees a bonus equal to the amounts of principal (but not interest) due under the aforementioned promissory notes on the dates the related employees are obligated to make their respective quarterly payments as long as the respective related employee remains employed on that date. In the event the related employees voluntarily terminate their employment or they are terminated by the Company for cause, the unpaid portion of the respective related employee will be accelerated and all of the promissory notes related thereto will become due and payable within ninety days of the date of termination. In the event the related employees are terminated by the Company for other reasons, the respective related employee's signing bonus grant immediately vests and the Company is obligated to pay the respective related employee a one time lump sum bonus equal to the principal amount of any remaining outstanding promissory notes related to the grant to that respective related employee.

                          DESCRIPTION OF CAPITAL STOCK

         The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation, a copy of which has been included as an exhibit to the Registration Statement of which this prospectus is a part. All capitalized terms used and not defined below have the respective meanings assigned to them in the Certificate of Incorporation.

COMMON STOCK

         The Company is authorized to issue up to 20,000,000 shares of Common Stock, $.001 par value per share. As of the date of this prospectus, there were 5,001,800 shares of Common Stock issued and outstanding.

         Holders of Common Stock are entitled to one vote for each share held, are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of Common stock or other securities to be issued by the Company in the future. Accordingly, the holders of more than 50% in voting power of the shares of Common Stock voting generally for the election of directors will be able to elect all of the Company's directors.

         Holders of shares of Common Stock have no exchange, conversion or preemptive rights and such shares are not subject to redemption. All outstanding shares of Common Stock are, and upon issuance the shares of Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights, if any, of holders of any outstanding class or series of capital stock having a preference in relation to the Common Stock as to distributions upon the dissolution, liquidation and winding-up of the Company and as to dividends, holders of Common Stock are entitled to share ratably in all assets of the Company which remain after payment in full of all debts and liabilities of the Company, and to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors from time to time out of funds and other assets legally available therefor. See "Dividend Policy" and "Capitalization."

PREFERRED STOCK

         The Board of Directors is authorized, without action by the holders of Common Stock, to issue up to 20,000,000 shares of preferred stock, $.001 par value (the "Preferred Stock"), in one or more series, to establish the number of shares to be included in each such series and to fix the designations, preferences, relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such matters may include, among others, voting rights, conversion and exchange privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights that could be superior and prior to the Common Stock.

         The issuance of one or more series of the Preferred Stock could, under certain circumstances, adversely affect the voting power of the holders of the Common Stock and could have the effect of discouraging or making more difficult any attempt by a person or group to effect a change in control of the Company.

DELAWARE BUSINESS COMBINATION STATUTE

         The Company is a Delaware corporation and is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 prevents any "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as therein defined) with a Delaware corporation for three years following the time that such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the business combination in question or the transaction which resulted in such person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming such, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement (or notification) of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the preceding three years or who became an interested stockholder with the approval of the corporation's directors or at a time when the restrictions imposed by Section 203 did not apply in accordance with the terms thereof, and which transactions are approved or not opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is Norwest Bank Minnesota, N..A.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the offering of the Stockholders' Offered Shares (the "Offering"), the Company will have outstanding an aggregate of 5,001,800 shares of Common Stock. All of such shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

         Upon completion of any offering and issuance of shares in connection with future acquisitions of other retail jewelry businesses or properties, all material information about the Company's offering and issuance of shares in relation to the acquisition will be set forth in an amendment to the Registration Statement. An amendment must become effective under the Securities Act before any further shares may be sold hereunder. The effect of such offering and issuance of shares on the aggregate number of the Company's shares of Common Stock outstanding cannot be known at this time. Once the shares have been issued in connection with an acquisition, or series of acquisitions, and the required amendment to the Registration Statement has become effective, all of the issued shares issued pursuant to the acquisition will be freely tradable without restriction or further registration under the Securities Act, except for any shares issued to an "affiliate" of the Company.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of a public company for at least one year (including the holding period of any prior owner except an affiliate) that were not acquired in a public offering is entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (approximately 50,002 shares immediately after the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Effective as of April 29, 1997, the holding period requirements contained in Rule 144 have been changed from two years and three years to one year and two years, respectively.

         Prior to the Offering, there has been little public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                              PLAN OF DISTRIBUTION

         Any distribution of the Stockholders' Offered Shares by the Selling Stockholders, or by pledgees, donees, transferees or other successors-in-interest, may be effected from time to time in one or more of the following transactions (which may involve crosses or block transactions): (i) on the NASD OTC Bulletin Board (or on such other national stock exchanges or over-the-counter market on which the Common Stock may be listed from time to time) in transactions which may include special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of such exchanges, including sales to underwriters who will acquire the Stockholders' Offered Shares for their own account and resell them in one or more transactions or through brokers, acting as principal or agent, (ii) in transactions other than on such exchanges or in the over-the-counter market, or a combination of such transactions, including sales through brokers, acting as principal or agent, or in negotiated transactions, (iii) through the issuance of securities by issuers other than the Company convertible into, exchangeable for, or payable in such shares (whether such securities are listed on a national securities exchange or otherwise) or (iv) through the writing of options on the shares (whether such options are listed on an options exchange or otherwise) other transactions requiring delivery of the shares or the delivery of the shares to close out a short position. Any such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

         The Selling Stockholders and any such underwriters, brokers, dealers or agents, upon effecting the sale of the Stockholders' Offered Shares may be deemed "underwriters" as that term is defined by the Securities Act.

         Underwriters participating in any offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         5,000,000 of the shares offered hereby may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties. It is anticipated that future acquisitions by the Company will consist principally of additional retail jewelry and related businesses. The consideration for acquisitions may include cash (including installment payments), shares of Common Stock, guarantees, assumptions of liabilities or any two or more of the foregoing, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may enter into employment contracts and non-competition agreements with former owners and key executive personnel of these acquired businesses. The Company at this time is engaged in preliminary discussions with candidates for possible future acquisitions. The Company reasonably expects the 5,000,000 shares to be offered and sold within two years from the initial effective date of the registration.

         The terms of a future acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired, and the factors taken into account in an acquisition may include among others the established quality and reputation of the business and its management, gross revenues, earning power, cash flow, growth potential, location of the business and properties to be acquired and geographical diversification resulting from the acquisition. It is anticipated that shares offered in connection with future acquisitions will be valued at a price reasonably related to the current market value of the Company's Common Stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the Company's shares. The Company does not expect to receive any cash proceeds (other than cash balances of acquired companies) in connection with any such issuances.

         It is not expected that underwriting discounts or commissions will be paid by the Company except that finder's fees, which may be in the form of shares registered under this prospectus for the purpose of offering and issuance in connection with future acquisitions, may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act.

         A material acquisition or series of acquisitions (constituting in the aggregate a material transaction) would require the Company to file an amendment to the Registration Statement, of which this prospectus forms a part, discussing or disclosing the acquisition or acquisitions and the effects on the Company. That amendment must become effective under the Securities Act before any further shares may be sold hereunder.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than pursuant to this prospectus.

         In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

         Pursuant to the Registration Rights Agreement, the Company agreed to cause the Registration Statement to include a resale prospectus that would permit the Selling Stockholders to sell the Stockholders' Offered Shares without restriction and to keep the Registration Statement continuously effective for a certain period. The Company has agreed to pay certain expenses in connection with such registration, including (1) all registration and filing fees, (2) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the securities registered), (3) printing expenses, (4) internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (5) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including he expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters but excluding costs associated with special audits), (6) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration, (7) fees and expenses in connection with any review of underwriting arrangements by the National Association of Securities Dealers, Inc. including fees and expenses of any "qualified independent underwriter" in connection with an underwritten offering and (8) fees and disbursements of underwriters customarily paid by issuers or sellers of securities in connection with an underwritten offering. The Company will not be responsible for any underwriting fees, discounts or commissions in connection with an underwritten offering or any out-of-pocket expenses (including counsel fees and expenses) of the Selling Stockholders or any fees and expenses of underwriters' counsel in connection with an underwritten offering. In addition, the Selling Stockholders have agreed to pay all costs of any special audits in connection with an underwritten offering and have agreed to pay, or in the case of an underwritten offering to cause the underwriters to pay, all out-of-pocket expenses of the Company in connection with any domestic "road show" presentations. The Company and the Selling Stockholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the Stockholders' Offered Shares including liabilities arising under the Securities Act. In connection with an underwritten offering, the Company has agreed to indemnify any underwriter thereof and certain other persons to the same extent as provided with respect to the indemnification of the Selling Stockholder(s) if such underwriter agrees to indemnify the Company to the same extent as provided with respect to the indemnification of the Company by such Selling Stockholder(s). See "Management -- Certain Relationships and Related Transactions -- Registration Rights of Selling Stockholders."

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed on for the Company by Weil, Gotshal & Manges LLP, Houston, Texas.

                                     EXPERTS

         The financial statements of Barry's Jewelers, Inc. as of May 31, 1998 and 1997 and for each of the three years in the period ended May 31, 1998, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include explanatory paragraphs referring to Barry's' Jewelers, Inc.'s ability to continue as a going concern as a result of the filing for reorganization under Chapter 11 of the Federal Bankruptcy Code), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULES



                                                                                                              Page

AUDITED FINANCIAL STATEMENTS:

    Independent Auditors' Report...............................................................................F-2

    Balance Sheets of Barry's Jewelers, Inc. as of May 31, 1998 and 1997................................ ......F-3

    Statements of Operations of Barry's Jewelers, Inc. for the years ended May 31, 1998, 1997 and 1996.........F-4

    Statements of Shareholders' (Deficiency) Equity of Barry's Jewelers, Inc. for the years ended May
      31, 1998, 1997 and 1996..................................................................................F-5

    Statements of Cash Flows of Barry's Jewelers, Inc. for the years ended May 31, 1998, 1997 and 1996.........F-6

    Notes to Financial Statements..............................................................................F-7

INTERIM FINANCIAL STATEMENTS (UNAUDITED):

    Balance Sheets of Samuel's Jewelers, Inc. as of February 27, 1999 and Barry's Jewelers Inc. as of
      May 31, 1998............................................................................................F-17

    Statements of Operations of Samuel's Jewelers, Inc. for the Five Months ended February 27, 1999, and of Barry's Jewelers, Inc. for the Four Months ended October 2, 1998 and the Nine Months ended
      February 28, 1998.......................................................................................F-18

    Statements of Cash Flows of Samuel's Jewelers, Inc. for the Five Months ended February 27, 1999, and of Barry's Jewelers, Inc. for the Four Months ended October 2, 1998 and the Nine Months ended
      February 28, 1998.......................................................................................F-19

    Notes to Financial Statements.............................................................................F-20

FINANCIAL STATEMENT SCHEDULE

    Schedule II, Valuation and Qualifying Accounts............................................................F-24

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Barry's Jewelers, Inc.
Austin, Texas

    We have audited the accompanying balance sheets of Barry's Jewelers, Inc. (Debtor-in-Possession) (the "Company") as of May 31, 1998 and 1997, and the related statements of operations, shareholders' (deficiency) equity, and cash flows for each of the three years in the period ended May 31, 1998. Our audits also included the financial statement schedule listed in the Index at Item 14. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Barry's Jewelers, Inc. as of May 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

    As discussed in Note 1 to the financial statements, the Company has filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is currently operating its business as Debtor-in-Possession under the jurisdiction of the Bankruptcy Court, and continuation of the Company as a going concern is contingent upon, among other things, its ability to formulate a Plan of Reorganization, which will be approved by its creditors and confirmed by the Bankruptcy Court, and its ability to generate sufficient cash flows from operations and financing sources. The uncertainties inherent in the bankruptcy process and the Company's recurring losses from operations and shareholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are discussed in Note 1 to the financial statements. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/  DELOITTE & TOUCHE LLP

Los Angeles, California
August 25, 1998

                             BARRY'S JEWELERS, INC.
                             (DEBTOR-IN-POSSESSION)

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                             ASSETS (Notes 1 and 6)

                                                                                   MAY 31,        MAY 31,
                                                                                    1998            1997
                                                                                 ---------       ---------

Current assets:
  Cash and cash equivalents (Note 6) ......................................      $  19,301       $   7,322
  Customer receivables, net of allowances for doubtful accounts of
     $7,099 (1998) and $10,300 (1997) .....................................         48,076          54,552
  Merchandise inventories (Notes 3, 5 and 8) ..............................         26,993          41,374
  Prepaid expenses and other current assets (Note 10) .....................          1,569           2,142
                                                                                 ---------       ---------
          Total current assets ............................................         95,939         105,390
Property and equipment: (Note 1)
  Leasehold improvements, furniture and fixtures ..........................         17,824          20,726
  Computers and equipment .................................................          5,724           4,110
                                                                                 ---------       ---------
                                                                                    23,548          24,836
  Less: accumulated depreciation and amortization .........................         10,250           9,413
                                                                                 ---------       ---------
  Net property and equipment ..............................................         13,298          15,423
  Deferred income taxes (Note 7) ..........................................             72              72
  Other assets, principally deferred debt issuance costs, net of accumulated amortization of $2,427 (1998) and $1,834 (1997)
     (Note 6)..............................................................          1,423           2,598
                                                                                 ---------       ---------
          Total assets ....................................................      $ 110,732       $ 123,483
                                                                                 =========       =========

                   LIABILITIES AND SHAREHOLDERS' DEFICIENCY (Notes 1 and 6)

Current liabilities:
  Accounts payable-- trade ................................................      $   9,086       $     221
  Other accrued liabilities (Note 4) ......................................          9,698           5,687
                                                                                 ---------       ---------
          Total current liabilities .......................................         18,784           5,908
Liabilities subject to compromise under reorganization proceedings
  (Notes 5 and 6) .........................................................        126,812         130,271
Commitments and contingencies (Notes 8 and 9)
Shareholders' deficiency: (Note 9)
Common stock, no par value; authorized 8,000,000 shares; issued and
  outstanding, 4,029,372 shares in 1998 and 1997 ..........................         33,247          33,247
Accumulated deficit .......................................................        (68,111)        (45,943)
                                                                                 ---------       ---------
          Total shareholders' deficiency ..................................        (34,864)        (12,696)
                                                                                 ---------       ---------
          Total liabilities and shareholders' deficiency ..................      $ 110,732       $ 123,483
                                                                                 =========       =========



                       See Notes to Financial Statements.

                             BARRY'S JEWELERS, INC.
                             (DEBTOR-IN-POSSESSION)

                            STATEMENTS OF OPERATIONS
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        FOR THE YEARS ENDED MAY 31,
                                                                  -----------------------------------------
                                                                     1998            1997           1996
                                                                  ---------       ---------       ---------

Net sales ..................................................      $ 113,873       $ 130,446       $ 140,145
Finance and credit insurance fees ..........................         11,316          13,900          16,008
                                                                  ---------       ---------       ---------
                                                                    125,189         144,346         156,153
                                                                  ---------       ---------       ---------
Costs and expenses:
  Cost of goods sold, buying and occupancy (Note 3)  .......         75,567          93,002          83,769
  Selling, general and administrative expenses .............         47,045          57,036          51,974
  Provision for doubtful accounts ..........................          6,586          18,766          11,759
  Impairment loss (Note 2) .................................           --             3,947            --
  Restructuring expenses (Note 1) ..........................           --             1,336            --
                                                                  ---------       ---------       ---------
                                                                    129,198         174,087         147,502
                                                                  ---------       ---------       ---------
  Operating (loss) income ..................................         (4,009)        (29,741)          8,651
Interest expense, net (excludes $5,989 of interest
  expense in fiscal 1998 on Senior Secured Notes, Note 6)...          7,025          12,745          11,146
Reorganization costs (Notes 2, 8 and 10) ...................         11,134           2,322            --
                                                                  ---------       ---------       ---------
Loss before income taxes and
  extraordinary item .......................................        (22,168)        (44,808)         (2,495)
Income taxes (Note 7) ......................................           --               284             288
                                                                  ---------       ---------       ---------
Loss before extraordinary item .............................        (22,168)        (45,092)         (2,783)
Extraordinary item (Note 6) ................................           --              (876)           --
                                                                  ---------       ---------       ---------
Net loss ...................................................      $ (22,168)      $ (45,968)      $  (2,783)
                                                                  =========       =========       =========

Basic and Diluted Per share data:
  Loss before extraordinary item ...........................      $   (5.50)      $  (11.25)      $   (0.70)
  Extraordinary item (Note 6) ..............................      $    --         $   (0.22)      $    --
                                                                  ---------       ---------       ---------
  Loss .....................................................      $   (5.50)      $  (11.47)      $   (0.70)
                                                                  =========       =========       =========

  Weighted-average number of common shares outstanding .....          4,029           4,007           3,978
                                                                  =========       =========       =========


                       See Notes to Financial Statements.

                             BARRY'S JEWELERS, INC.
                             (DEBTOR-IN-POSSESSION)

                 STATEMENTS OF SHAREHOLDERS' (DEFICIENCY) EQUITY
                        (DOLLARS AND SHARES IN THOUSANDS)


                                                                        COMMON STOCK              RETAINED
                                                                  --------------------------      EARNINGS
                                                                    SHARES          AMOUNT        (DEFICIT)         TOTAL
                                                                    ------          ------        ---------         -----

Balance at May 31, 1995 ....................................          3,969       $  32,936       $   2,808       $  35,744
  Net loss for the year ....................................                                         (2,783)         (2,783)
  Utilization of pre-reorganization net operating
     loss carryovers (Note 7) ..............................                            173                             173
  Shares issued pursuant to employee stock
     purchase plan (Note 9) ................................             30              87                              87
                                                                  ---------       ---------       ---------       ---------
Balance at May 31, 1996 ....................................          3,999          33,196              25          33,221
  Net loss for the year ....................................                                        (45,968)        (45,968)
  Shares issued pursuant to employment contracts
     (Note 9) ..............................................             20              37                              37
  Shares issued pursuant to employee stock
     purchase plan (Note 9) ................................             10              14                              14
                                                                  ---------       ---------       ---------       ---------
Balance at May 31, 1997 ....................................          4,029       $  33,247       $ (45,943)      $ (12,696)
  Net loss for the year ....................................                                        (22,168)        (22,168)
                                                                  ---------       ---------       ---------       ---------
Balance at May 31, 1998 ....................................          4,029       $  33,247       $ (68,111)      $ (34,864)
                                                                  =========       =========       =========       =========


                       See Notes to Financial Statements.

                             BARRY'S JEWELERS, INC.
                             (DEBTOR-IN-POSSESSION)

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                  FOR THE YEARS ENDED MAY 31,
                                                                            -----------------------------------------
                                                                               1998            1997           1996
                                                                            ---------       ---------       ---------
Cash Flows from Operating Activities:
  Net loss ...........................................................      $ (22,168)      $ (45,968)      $  (2,783)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization ...................................          4,166           4,992           4,626
     Impairment of long-lived assets .................................           --             3,947            --
     Extraordinary loss ..............................................           --               876            --
     Compensation on issuance of common stock ........................           --                37            --
     Provision for doubtful accounts .................................          6,586          18,766          11,759
     Inventory valuation allowance ...................................           (815)          3,033            --
     Loss on sale or abandonment of property and equipment ...........          2,132             311             274
     Deferred income taxes ...........................................           --                50             878
  Changes in assets and liabilities:
     Customer receivables ............................................           (110)         (4,598)        (10,395)
     Merchandise inventories .........................................          9,700          10,152            (724)
     Prepaid expenses and other current assets .......................            573            (111)             (4)
     Other assets ....................................................           (141)         (2,385)         (1,336)
     Restructuring and reorganization costs ..........................          3,090           2,752            --
     Accounts payable-- trade ........................................          8,865           6,728          (6,296)
     Other accrued liabilities .......................................          3,182           9,681          (1,995)
                                                                            ---------       ---------       ---------
          Net cash provided by (used in) operating
            activities ...............................................         15,060           8,263          (5,996)
                                                                            ---------       ---------       ---------
Cash Flows from Investing Activities:
  Purchase of property and equipment .................................         (3,081)         (7,158)         (4,500)
  Proceeds from sale of assets .......................................           --                74               9
                                                                            ---------       ---------       ---------
          Net cash used in investing activities ......................         (3,081)         (7,084)         (4,491)
                                                                            ---------       ---------       ---------
Cash Flows from Financing Activities:
  Net borrowing (repayments) under revolving credit
     facility ........................................................           --            49,666         (13,435)
  Net (repayments) borrowings under securitization
     facility ........................................................           --           (45,119)         45,119
  Proceeds from employee stock purchase plan .........................           --                14              87
  Principal payments on long-term debt ...............................           --              (183)           (473)
  Reduction of long-term debt from securitization
     transaction .....................................................           --              --           (20,000)
                                                                            ---------       ---------       ---------
          Net cash provided by financing activities ..................           --             4,378          11,298
                                                                            ---------       ---------       ---------
Net increase in cash and cash equivalents ............................         11,979           5,557             811
Cash and cash equivalents at beginning of year .......................          7,322           1,765             954
                                                                            ---------       ---------       ---------
Cash and cash equivalents at end of year .............................      $  19,301       $   7,322       $   1,765
                                                                            =========       =========       =========

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
     Interest ........................................................      $   5,760       $   8,364       $  11,338
     Income taxes ....................................................      $    --         $      30       $     543
Noncash investing and financing activities:
  Merchandise inventory returned in exchange for pre-petition
     liabilities (Notes 1 and 5) .....................................      $   5,496       $    --         $    --
  Capital lease obligations ..........................................      $    --         $    --         $      19
  Utilization of pre-reorganization net operating loss
     carryovers (increase to common stock and reduction of
     current income taxes payable) ...................................      $    --         $    --         $     173


                       See Notes to Financial Statements.

                             BARRY'S JEWELERS, INC.
                             (DEBTOR-IN-POSSESSION)

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED MAY 31, 1998, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)

1. REORGANIZATION, BASIS OF PRESENTATION AND MANAGEMENT'S PLAN

    Barry's Jewelers, Inc. (Debtor-in-Possession) (the "Company") operates a chain of retail stores that sell fine jewelry and watches, utilizing credit financing to enhance sales. Since May 11, 1997, the Company has operated as "Debtor-in-Possession" under the protection of Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). It operated 117 stores on May 31, 1998; 130 stores on May 31, 1997; and 161 stores on May 31, 1996.

    At the end of the third quarter of fiscal 1997, due to continued operating losses, the Company was not in compliance with certain financial covenants contained in the Second Amended Revolving Credit Agreement. As a result, the Company was unable to make interest payments to the holders of the Senior Secured Notes (Note 6). Additionally, most vendors were not extending terms, and substantially all new merchandise purchases were on a cash basis. Because of these restrictions on cash flow and an inability to renegotiate existing bank debt or raise additional capital through other sources, the Company decided to seek bankruptcy protection.

    On May 11, 1997, (the "Petition Date"), the Company filed a voluntary petition for reorganization under Chapter 11 in the United States Bankruptcy Court for the Central District of California, Los Angeles Division. Since the Petition Date, the Company has continued in possession of its properties and, as Debtor-in-Possession, is authorized to operate and manage its businesses and enter into all transactions (including obtaining services, inventories, and supplies) that it could have entered into in the ordinary course of business without approval of the Bankruptcy Court. A statutory Creditors' Committee and an official Bondholders' Committee have also been appointed.

    In a Chapter 11 filing, substantially all liabilities as of the Petition Date are subject to compromise or other treatment under a plan of reorganization. For financial reporting purposes, those liabilities and obligations whose disposition is dependent on the outcome of the Chapter 11 filing have been segregated and classified as liabilities subject to compromise under reorganization proceedings in the accompanying balance sheets (Note 5). Generally, actions to enforce or otherwise effect payment of all pre-Chapter 11 liabilities, as well as all pending litigation against the Company are stayed while the Company continues its business operations as Debtor-in-Possession. The Company has filed schedules with the Bankruptcy Court setting forth its assets and liabilities as of the Petition Date as reflected in the Company's accounting records. Differences between amounts reflected in such schedules and claims filed by creditors are being investigated and either amicably resolved or adjudicated before the Bankruptcy Court. The ultimate amount of and settlement terms for such liabilities are subject to a plan of reorganization (see discussion below regarding the Company's plan of reorganization).

    Also, under the Bankruptcy Code, the Company may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other pre-petition executory contracts, subject to Bankruptcy Court approval. The liabilities subject to compromise under reorganization proceedings (Note 5) include a provision for the estimated amount that may be claimed by lessors and allowed in connection with the unexpired real estate leases and executory contracts.

    Responding to the issues identified above, the new management team of the Company developed a business plan to (1) reposition the Company's merchandise selection, (2) establish vendor partnering programs to bring in new consignment inventory and return aged merchandise to vendors in exchange for new inventory,
(3) establish a consistent store format and consolidate trade names, (4) adjust the Company's pricing and commission structure to improve sales and strengthen its competitive position, (5) pursue alternatives to an in-house credit and collection process, (6) install modern merchandising and point-of-sale systems and (7) reduce corporate overhead.

    As part of the business plan, in July 1997, the Company reached an agreement with its vendors and creditors, which was approved by the Bankruptcy Court, regarding the terms of a trade debtor-in-possession financing agreement. Pursuant to the agreement, the participating vendors allowed the Company to return merchandise with a value equal to up to 75% of the vendor's pre-petition claim up to an aggregate of approximately $8,000. Additionally, participating vendors also provided revolving credit for merchandise purchases in an amount equal to two and one-half times the value of the pre-petition merchandise returned until the earlier of the confirmation of a plan of reorganization or one year, on 90-day terms.

    Additionally, the Company also reached an agreement in July 1997 with its vendors and creditors, which was approved by the Bankruptcy Court, allowing the Company to increase the level of consigned merchandise. Pursuant to the terms of the agreement, certain Company vendors committed to maintaining a specified minimum amount of consigned merchandise with the Company for a specified period. The Company holds such merchandise for sale in the ordinary course of its business and is responsible for insuring the consignment merchandise for its full value and against all risks of loss. The Company also obtained authorization to pay for any pre-petition consigned goods sold, with the consent of the applicable consignors, after the petition date and the Company now has disposed of approximately half of its pre-petition consigned inventory in that manner.

    On April 30, 1998, the Company filed its Original Disclosure Statement and Plan of Reorganization (the "Plan"). Generally, the Plan provides for (a) the payment in full of allowed administrative claims, priority claims, and priority tax claims; (b) the payment in full of the approximately $57,880 in allowed secured claims owed to the bank under the Company's revolving credit agreement, including the payment of pre- and post-petition interest (see Note 6) and the payment of the professional fees and expenses incurred by the bank during the reorganization case; (c) the payment or other satisfaction of other allowed secured claims; (d) the distribution of 2,500,000 shares of new common stock to the holders of the senior secured notes in satisfaction of their secured and unsecured claims of $50,000; (e) the offer and sale of an additional 2,250,000 shares of new common stock for an aggregate price of $15,000 to holders of the senior secured notes; (f) either (1) if the amount of all other allowed unsecured claims is equal to or exceeds $17,000, the payment of $2,550 to holders of such claims to be distributed on a pro rata basis among such holders plus simple interest at the rate of five percent per annum from the effective date of the Plan until the date of the distribution to such holders, or (2) if the amount of all other allowed unsecured claims is less than $17,000, the payment of 15% of the amount of such allowed unsecured claims, plus simple interest at the rate of five percent per annum from the effective date of the Plan until the date of the distribution to such holders; and (g) in satisfaction of the existing common stockholders' interests, the provision of 263,158 warrants distributed on a pro rata basis to holders of existing common stock, which warrants will provide such holders with the right to purchase up to an aggregate of five percent of the new common stock, on a fully diluted basis.

    The sources of funds earmarked to pay creditors and shareholders under the Plan include: (a) cash on hand; (b) a $50,000 Plan financing agreement with Foothill Capital Corporation as a lender and as agent for an anticipated lender group (Note 6); and (c) $15,000 in proceeds from the sale of new common stock to participating holders of the senior secured notes. As indicated above, in lieu of cash payments or other distributions of property to the holders of the senior secured notes and holders of existing common stock, the reorganized Company will issue new common stock and warrants, respectively, to such claimants.

    On July 16, 1998, a hearing was held wherein the Bankruptcy Court approved the Plan as containing adequate information to enable creditors and equity security holders to make an informed judgement in determining whether to vote to accept or reject the Plan. The Company has distributed the Plan to its creditors and shareholders for the purpose of soliciting acceptances. The bankruptcy Court established August 10, 1998 as the deadline for creditors and shareholders to return their ballots, and the Company has received notice from the Bankruptcy Court indicating that the Plan was preliminarily accepted by the creditors and equity security holders. The Bankruptcy Court has scheduled a hearing to consider confirmation of the Plan on September 16, 1998.

    The accompanying financial statements have been prepared in conformity with principles of accounting applicable to a going concern, which contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had recurring losses from operations and a shareholders' deficiency. As a result of the Chapter 11 filing and circumstances relating to this event, such realization of assets and satisfaction of liabilities is subject to uncertainty. The plan of reorganization could materially change the amounts reported in the accompanying financial statements, which do not give effect to adjustments to the carrying values of assets and liabilities, which may be necessary as a consequence of a plan of reorganization. The Company's ability to continue as a going concern is contingent upon, among other things, its ability to formulate a plan of reorganization that will ultimately be confirmed by the Company's creditors, shareholders and the Bankruptcy Court; to achieve satisfactory levels of profitability and cash flow from operations, to maintain compliance with the debtor-in-possession trade financing agreement and the cash stipulation agreement (Note 6); to obtain sufficient financing sources to meet future obligations; and comply with the terms and covenants of any financing eventually obtained.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Fiscal Year. The Company changed its fiscal year-end during 1998 from May 31 to the Saturday closest to May 31. For ease of presentation, the Company's 1998 fiscal year, which represents the period from June 1, 1997 through May 30, 1998, has been described in these financial statements as the year ended May 31, 1998.

    Prior Reorganization. On February 26, 1992, the Company voluntarily initiated a case under Chapter 11 of the United States Bankruptcy Code and filed a pre-negotiated plan of reorganization. On June 19, 1992, the United States Bankruptcy Court for the Central District of California entered an order confirming the Company's Amended Plan of Reorganization, as modified (the "Prior Reorganization Plan"). The effective date of the Prior Reorganization Plan was June 30, 1992.

    Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Customer Receivables. The Company offers its merchandise on credit terms to qualified customers. The Company's policy is to attempt to obtain a cash down payment on all credit sales, with remaining monthly payments established such that the payment of the credit balance will occur, generally, over a period ranging from 24 to 36 months. In accordance with industry practice, customer receivables are included in current assets in the Company's balance sheet. The Company routinely assesses the collectibility of its customer receivables.

    The Company does business in 18 states, primarily California, Texas, Arizona, Utah, North Carolina, Colorado, Idaho, Montana and Indiana. At May 31, 1998, approximately 39% and 33% of all customer accounts receivables are located in Texas and California, respectively.

    Merchandise Inventories. Merchandise inventories, substantially all of which represent finished goods, are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. Three vendors accounted for 27% and 25% of merchandise purchases for the years ended May 31, 1998 and 1997, respectively.

    Property and Equipment. Property and equipment in existence at June 30, 1992 were stated at fair values as of that date pursuant to fresh start reporting adopted in connection with the Prior Reorganization Plan. Additions since June 30, 1992 are stated at cost.

    Depreciation and amortization of leasehold improvements, furniture and fixtures, computers and equipment are computed by the straight-line method over the lesser of related lease terms or the estimated useful lives of such assets as set forth in the following table:

                                                                  USEFUL LIVES
                                                                    IN YEARS
                                                                  ------------

                     Leasehold improvements..................          10-15
                     Furniture and fixtures..................           5-10
                     Computers and equipment.................              5

    Impairment of Long-lived Assets. Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of," requires an entity to review long-lived assets for impairment and recognize a loss if expected future undiscounted cash flows are less than the carrying amount of the assets; such losses are measured as the difference between the carrying value and the estimated fair value of the assets. The estimated fair value is determined based on expected future discounted cash flows. The Company adopted this standard in fiscal 1997 and recognized an impairment loss of approximately $3,947. This impairment loss is comprised of leasehold improvements and fixtures at 37 closed stores, as well as computer equipment and software related to the Company's plan to replace its merchandise management and point-of-sale systems.

    Deferred Debt Issuance. Deferred debt issuance costs are reported on the Company's balance sheet as other assets and are being amortized on a straight-line basis over the terms of the related financing agreements.

    Revenue Recognition. The Company recognizes revenue upon delivery of merchandise to the customer and either the receipt of a cash payment or approval of a credit agreement.

    Reorganization Costs. Expenditures directly related to the Chapter 11 filing are classified as reorganization costs and are expensed as incurred (Note 10).

    Income Taxes. Income taxes are computed using the liability method. The provision for income taxes includes income taxes payable for the current period and the deferred income tax consequences of transactions that have been recognized in the Company's financial statements or income tax returns. The carrying value of deferred income tax assets is determined based on an evaluation of whether the realization of such assets is more likely than not. Temporary differences result primarily from accrued liabilities, valuation allowances, depreciation and amortization, and state franchise taxes.

    Loss per Share. The Company adopted SFAS No. 128, "Earnings Per Share", during the third quarter of fiscal 1998. SFAS No. 128 requires the Company to present basic and diluted earnings per share on the face of the income statement. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares outstanding for the period plus the assumed exercise of all dilutive securities. However, in the case of a loss per share, dilutive securities outstanding would be antidilutive and would, therefore, be excluded from the computation of diluted earnings per share. Diluted earnings per share were the same as basic earnings per share.

    Accounting for Stock-based Compensation. SFAS No. 123, "Accounting for Stock-based Compensation" requires compensation expense equal to the fair value of an option grant to be estimated using accepted option-pricing formulas when an option is granted. The compensation may either be charged to the statement of operations or set forth as pro forma information in the footnotes to the financial statements, depending on the method elected by the Company upon adoption of the standard. During fiscal 1997, the Company adopted the disclosure requirements of SFAS No. 123 and elected to continue using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," for stock option expense recognition. The Company has omitted the pro forma information required to be disclosed due to immateriality.

    Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

    Fair Market Value of Financial Instruments. The carrying amounts of cash and cash equivalents, customer receivables, trade accounts payable and other accrued liabilities approximate fair value because of the short maturity of these financial instruments. As a result of the Company's Chapter 11 filing, a limited market has developed for the trading of financial instruments included as liabilities subject to compromise. Since the market for claims against the Company under Chapter 11 is not well developed, no reliable source of market price is available.

    Prospective Accounting Changes. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement will be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not yet analyzed the impact of adopting the statement.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which will be effective for the Company beginning with fiscal 1999. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about an enterprise's operating segments. The Company has not yet completed its analysis of which operating segments it will report, if any.

3. INVENTORY VALUATION

    In connection with the change in merchandising strategy developed by the Company's new management team, an inventory valuation reserve of $3,033 was established as of May 31, 1997. The inventory valuation reserve was $2,218 at May 31, 1998. The reduction of the inventory valuation reserve is the result of sales of merchandise below cost to reposition the Company's merchandise selection. This valuation allowance adjusts the carrying value of ending inventory to its estimated net realizable value.

4. OTHER ACCRUED LIABILITIES

    Other accrued liabilities consist of the following:

                                                                              MAY 31,
                                                                        -----------------
                                                                          1998      1997
                                                                        -------   -------

                Accrued wages and benefits........................      $ 3,450   $ 2,277
                Accrued interest..................................          790       617
                Accrued professional fees.........................        1,766       254
                Other accrued expenses............................        2,517     1,453
                Sales tax.........................................          686       633
                Layaway and customer refunds......................          489       453
                                                                        -------   -------
                                                                        $ 9,698   $ 5,687
                                                                        =======   =======

5. LIABILITIES SUBJECT TO COMPROMISE UNDER REORGANIZATION PROCEEDINGS

    Liabilities subject to compromise under reorganization proceedings consist of the following as of May 31, 1998 and 1997:

                                                                            1998         1997
                                                                       ---------      ---------

Secured liabilities:
  Borrowings outstanding under Revolving Credit Agreement
     (Note 6) ...................................................      $  57,855      $  57,855

  Senior Secured Notes (includes interest payable of $3,073
     accrued through Petition Date) (Note 6) ....................         53,073         53,073
  Other notes payable and capital lease obligations .............             88             88
                                                                       ---------      ---------
                                                                         111,016        111,016
                                                                       ---------      ---------
Unsecured liabilities:
  Trade accounts payable ........................................          4,870         10,344
  Other accrued expenses (includes restructuring and
     reorganization expenses) ...................................         10,926          8,911
                                                                       ---------      ---------
                                                                          15,796         19,255
                                                                       ---------      ---------
                                                                       $ 126,812      $ 130,271
                                                                       =========      =========

    In 1998, the Company returned approximately $5,496 of merchandise inventory in exchange for pre-petition vendor liabilities under the terms of the trade debtor-in-possession financing agreement (Note 1), incurred additional lease rejection claims of $1,127 and increased unsecured liabilities by $910 (net of certain payments of pre-petition liabilities with the approval of the Court) as a result of the reconciliation of pre-petition claims.

    Any plan of reorganization ultimately approved by the Company's impaired pre-petition creditors and shareholders and confirmed by the Bankruptcy Court may materially change the amounts and terms of these pre-petition liabilities. Such amounts are estimated as of May 31, 1998, and the Company anticipates that claims filed with the Bankruptcy Court by the Company's creditors will continue to be reconciled to the Company's financial records. Based on the successful, pending, and anticipated objections to claims, the Company estimates that the aggregate amount of allowed unsecured claims will be approximately $15,000 to $17,000. The termination of other contractual obligations and the settlement of disputed claims may create additional pre-petition liabilities. Such amounts, if any, will be recognized in the balance sheet as they are identified and become subject to reasonable estimation.

6. LONG-TERM DEBT

    Long-term debt consists of the following (amounts are included with Liabilities Subject to Compromise -- Note 5):

                                                                                    MAY 31,
                                                                            ------------------------
                                                                               1998           1997
                                                                            ---------      ---------

         Revolving Credit Agreement ..................................      $  57,855      $  57,855
         Senior Secured Notes ........................................         50,000         50,000
         Other notes payable and capital lease obligations............             88             88
                                                                            ---------      ---------

                                                                              107,943        107,943
                                                                            =========      =========

    In 1995 the Company completed an accounts receivable securitization ("the Securitization Facility"). In connection with the securitization facility, the Company entered into an amended and restated revolving credit facility (the "Revolving Credit Agreement"). The Company granted the lender under the Revolving Credit Agreement a lien on substantially all of its assets and properties. Both the Securitization Facility and the Revolving Credit Agreement were three-year facilities.

    The Senior Secured Notes bear interest at 11% per annum, payable semiannually on April 30 and October 31, are due December 22, 2000, and are secured by an interest in the Company's assets that is second in priority to the obligations pursuant to the Revolving Credit Agreement. As indicated in the Plan, the Senior Secured Notes will be exchanged for common stock in the new reorganized company. Accordingly, interest expense of $5,989 on these notes was not recorded because management believes that it is unlikely that such interest will be paid and because the accrued interest on the Senior Secured Notes will not become an allowed claim.

    During the first quarter of fiscal 1997, the Company was notified that the Agent of the Securitization Facility desired to extinguish the commitment under the facility. On August 30, 1996, in conjunction with the termination of the Securitization Facility, the Company entered into an amended revolving credit agreement (the "Amended Revolving Credit Agreement") and paid fees of approximately $2,305, which it deferred and is amortizing over the term of the agreement. On August 30, 1996, the indenture governing the Senior Secured Notes was also amended to the extent required to permit the consummation of the Amended Revolving Credit Agreement and the termination of the Securitization Facility. The Company recorded an extraordinary charge in 1997 of $876 in connection with the early extinguishment of the Securitization Facility.

    On January 27, 1997, the Company's Amended Revolving Credit Agreement was amended again (the "Second Amended Revolving Credit Agreement"), and the bank waived the Company's non-compliance with certain financial covenants therein for the quarter ended November 30, 1996 and reduced its commitment to lend to the Company from $85,000 to $70,000 as of January 27, 1997 through May 31, 1997, at which time the commitment would be further reduced to $65,000 from June 1, 1997 through the final maturity date of August 31, 1999. Outstanding borrowings bear interest at the agent bank's reference rate plus 1.5% unless an Event of Default (as defined in the Second Amended Revolving Credit Agreement) has occurred and is continuing, or is not waived, in which case such outstanding borrowings bear interest at 3.0% above the rate otherwise payable. During fiscal 1998, the 3.0% default rate was waived by the lender.

    The Company again failed to meet certain financial covenants contained in the Second Amended Revolving Credit Agreement at February 28, 1997, which constituted an Event of Default, and the bank did not waive the Company's non-compliance with these financial covenants. Additionally, the Event of Default prohibited the Company from paying the interest on the Senior Secured Notes due on April 30, 1997.

    Loans outstanding of $57,855 under the Second Amended Revolving Credit Agreement at May 31, 1998 bear a weighted-average interest rate of 10.0%. All debt has been classified as liabilities subject to compromise in the accompanying balance sheet as a result of the Chapter 11 filing (Note 1).

    On May 14, 1997, the Company received interim approval of the Bankruptcy Court of an Agreement to Use Cash Collateral. The Company operated under this agreement until July 22, 1997, at which time it received final court approval of an Amended and Restated Stipulation Pursuant to Sections 361 and 363 of the Bankruptcy Code Authorizing Debtor's Use of Cash Collateral and Granting Adequate Protection to Collateral Agent, Lenders and Bondholders (the "Cash Stipulation"), which expired February 28, 1998. The Cash Stipulation was subsequently amended on several occasions to continue the Company's use of cash collateral through and including August 31, 1998. The Company is currently awaiting Bankruptcy Court approval to further extend the Company's use of cash collateral through and including October 14, 1998. At May 31, 1998, approximately $6,974 of the Company's cash balance was restricted from use in accordance with the terms of the Cash Stipulation.

7. INCOME TAXES

    At May 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of $96,206, which is scheduled to expire in the years May 31, 2006 through May 31, 2012. Of this, approximately $19,965 is scheduled to expire in the years May 31, 2006 through May 31, 2008, and is subject to the limitations imposed under Internal Revenue Code ("IRC") Section 382.

    Section 382 of the IRC provides a limitation (Section 382 limitation) on the use of net operating loss carryovers, net operating losses, and certain built-in losses and deduction items of a loss corporation that has an ownership change. For financial statement purposes, utilization of a net operating loss, under
Section 382 of the IRC, is recorded as a credit to common stock.

    In September of 1998, the Company expects to finalize its current plan of reorganization, which will create another ownership change. Such ownership change will subject the remaining $76,241 of net operating loss carryforwards to the limitations imposed under IRC Section 382. The extent of the impairment will be known after the Company performs a detailed Section 382 analysis after the date of the ownership change.

    At May 31, 1998 and 1997, the Company has recorded a noncurrent deferred tax asset of $72, representing alternative minimum tax (AMT) credit carryforwards. Unlike net operating loss carryforwards, the AMT credit has an indefinite carryforward period. The Company maintains a valuation allowance against the net deferred tax assets, which, in management's opinion, reflects the net deferred tax asset that is more likely than not to be realized.

    The provision for income taxes includes the following:

                                               FOR THE YEARS ENDED
                                                    MAY 31,
                                         --------------------------------
                                           1998        1997         1996
                                         ------      ------       ------
               Current:
                 Federal ..........      $ --        $  204       $ (630)
                 State ............        --            30           40
                                         ------      ------       ------
                                           --           234         (590)
                                         ======      ======       ======
               Deferred:
                 Federal ..........        --            50          285
                 State ............        --          --            593
                                         ------      ------       ------
                                           --            50          878
                                         ------      ------       ------
                                         $ --        $  284       $  288
                                         ======      ======       ======

    The Company's effective tax rate differs from the statutory federal income tax rate as follows:

                                                                            FOR THE YEARS ENDED
                                                                                  MAY 31,
                                                                      -------------------------------
                                                                       1998        1997         1996
                                                                      ------      ------       ------

               Statutory rate ...................................     (35.0)%     (35.0)%     (35.0)%
               Surtax benefit ...................................       1.0         1.0         1.0
               State taxes (net of federal ......................        --          --         1.1
               benefit)
               Valuation allowance ..............................      34.0        35.4        41.7
               Alternative minimum tax credits ..................        --          --          --
               Other ............................................                  (0.8)        2.7
                                                                       ----        ----        ----
                                                                        0.0%        0.6%       11.5%
                                                                       ====        ====        ====

    Significant components of the Company's deferred income taxes are as follows:

                                                                        MAY 31,       MAY 31,
                                                                          1998          1997
                                                                       --------       --------

               Current tax assets:
                 Liabilities subject to
                   compromise ...................................      $  5,078       $  5,078
                 Customer accounts receivable ...................         3,084          4,455
                 Merchandise inventories ........................         1,312          1,313
                 Vacation accrual ...............................           341            318
                 State franchise taxes ..........................        (1,018)          (741)
                                                                       --------       --------
                                                                          8,797         10,423
                                                                       --------       --------
               Noncurrent tax assets:
                 State franchise taxes ..........................        (1,390)        (1,346)
                 Net operating loss
                   carryforwards ................................        38,122         28,921
                 Other ..........................................           268            476
                                                                       --------       --------
                                                                         37,000         28,051
                                                                       --------       --------
               Total deferred tax assets ........................        45,797         38,474
               Valuation allowance ..............................       (45,725)       (38,402)
                                                                       --------       --------
               Net deferred tax assets ..........................      $     72       $     72
                                                                       ========       ========

8. COMMITMENTS AND CONTINGENCIES

    The Company leases store and office facilities and certain equipment used in its regular operations under operating leases, which expire at various dates through 2007. The store leases provide for additional rentals based upon sales and for payment of taxes, insurance and certain other expenses. Rent expense charged to operations is as follows:

                                                              FOR THE YEARS ENDED MAY 31,
                                                            -------------------------------
                                                              1998        1997       1996
                                                            --------    --------   --------

             Minimum rentals.............................   $  9,373    $ 11,616   $ 10,514
             Contingent rentals..........................      2,216       2,706      2,829
                                                            --------    --------   --------
                                                            $ 11,589    $ 14,322   $ 13,343
                                                            ========    ========   ========

    Included in the above table is rent expense paid to officers/shareholders related to certain stores and the office facility of $683, $649 and $684, respectively for the fiscal years ended May 31, 1998, 1997, and 1996.

    Subject to the approval of the Bankruptcy Court, the Company can reject executory contracts, including leases, under the relevant provisions of the Bankruptcy Code. Rejection of a lease gives the lessor the right to assert a pre-petition claim against the Company. However, the amount of the claim may be limited by the Bankruptcy Court. In connection with the closure of certain stores (Note 1), certain leases have been renegotiated, settled, or rejected. The expected cost of such lease terminations are included in reorganization expenses in the statement of operations (Note 10).

    Minimum rental commitments for all remaining noncancelable leases in effect as of May 31, 1998 are as follows:

                       FOR THE YEARS ENDING
                             MAY 31,
                  -----------------------------

                  1999.............    $  6,822
                  2000.............       6,099
                  2001.............       5,501
                  2002.............       5,126
                  2003.............       4,910
                  Thereafter.......      10,746
                                       --------
                                       $ 39,204
                                       ========

    The Company enters into consignment inventory agreements with its key vendors in the ordinary course of business. During fiscal 1998, consignment inventory on hand ranged from $20,000 to $40,000. These amounts are excluded from the merchandise inventory balance on the accompanying balance sheet.

    The Company is from time to time involved in routine litigation incidental to the conduct of its business. Based upon discussions with legal counsel, management believes that its litigation currently pending, other than its Chapter 11 proceedings previously discussed, will not have a material adverse effect on the Company's financial position or results of operations.

9. SHAREHOLDERS' DEFICIENCY

    Stock Option Plans. At May 31, 1998, the Company had 159,093 options outstanding with exercise prices ranging from $1.69 to $4.13. Additionally, the Company had warrants outstanding to purchase an aggregate of 50,000 shares of the Company's common stock at a price of $16.75 per share. Because the exercise price of these options and warrants are substantially above the current market price of the Company's common stock, and because the Company expects all options and warrants to be cancelled upon confirmation of the Plan, certain option and warrant disclosures were omitted due to their insignificance.

    Employee Incentive Stock Plan. The Employee Incentive Stock Plan provides for the grant by the Company of shares of common stock for no consideration (other than past services). The Employee Incentive Stock Plan has a term of 10 years. A total of 100,000 shares of common stock have been reserved for issuance pursuant to the Employee Incentive Stock Plan. A total of 90,000 shares were issued under the plan during 1992 and 1993.

    Employee Stock Purchase Plan. On November 1, 1994, shareholders of the Company approved the Company's Employee Stock Purchase Plan, which enables substantially all employees of the Company with more than one year of service to purchase shares of the Company's common stock at not less than 85% of the fair market value at the date of purchase during one or more offering periods specified by the Company. A total of 50,000 shares were authorized for issuance under this plan; 9,956 and 30,441 shares of common stock were purchased under this plan during fiscal 1997 and 1996, respectively. Additionally, on February 13, 1997, the Company issued 20,000 shares of common stock to two former executives in accordance with their employment agreements. The Company recognized compensation expense of approximately $37 in connection with this stock issuance. No shares of common stock were purchased under this plan during fiscal 1998.

    Nonqualified Deferred Compensation Plan. On June 1, 1994, a Nonqualified Deferred Compensation Plan was established for the benefit of a select group of management, highly compensated employees and/or Directors who contribute materially to continued growth, development and business success of the Company. The plan is unfunded for tax purposes and for the purposes of Title I of ERISA.

    401(k) Retirement Plan. The Board of Directors adopted a qualified 401(k) retirement plan effective June 1, 1995. Substantially all employees of the Company are eligible to participate in the Company's 401(k) plan upon attaining age 21 and six consecutive months of service. Employees may elect to contribute 1% to 15% of their compensation, subject to certain IRS limitations. Employer matching contributions are determined annually by a Board of Directors resolution. No employer matching contributions were granted during fiscal 1998, 1997 or 1996. Participants are partially vested in employer matching contributions after two years and fully vested after five years of employment with the Company.

10. REORGANIZATION COSTS

    Reorganization costs for the years ended May 31, 1998 and 1997 consisted of the following:

                                                                                      FOR THE YEARS
                                                                                      ENDED MAY 31,
                                                                                 -----------------------
                                                                                    1998          1997
                                                                                 --------       --------

               Professional fees ..........................................      $  5,662       $    462
               Loss on disposal of property and equipment (related to
                  13 store closures and the Company's former
                  headquarters) ...........................................         2,448
               Adjustments to pre-petition unsecured liabilities ..........         1,440
               Provision for lease rejection claims .......................         1,127          1,860
               Employee costs related to the Chapter 11 filing ............           696
               Other ......................................................           586
               Interest earned on accumulated cash resulting from
                  Chapter 11 filing .......................................          (825)
                                                                                 --------       --------
               Total ......................................................      $ 11,134       $  2,322
                                                                                 ========       ========

    Cash paid (net of interest income) for reorganization costs during the years ended May 31, 1998 and 1997 amounted to $3,579 and $1,205, respectively. Retainers paid to professionals are included in prepaid and other current assets in the accompanying 1997 balance sheet.

                             SAMUELS JEWELERS, INC.
        (FORMERLY KNOWN AS BARRY'S JEWELERS, INC., DEBTOR-IN-POSSESSION)
                                 BALANCE SHEETS
                             (Dollars in Thousands)
                                  (unaudited)

                                                                                 The Company               Barry's
                                                                                February 27,               May 31,
                                                                                    1999                     1998
                                                                                ------------             -----------
                                Assets

Current assets:
Cash and cash equivalents                                                        $   1,416                $  19,301
Customer receivables, net of allowance for doubtful accounts of
   $5,593 at February 27, 1999, and $7,099 at May 30, 1998                          47,954                   48,076
Merchandise inventories                                                             34,489                   26,993
Prepaid expenses and other current assets                                              617                    1,569
                                                                                 ---------                ---------
Total current assets                                                                84,476                   95,939

Property and equipment:
Leasehold improvements, furniture and fixtures                                      13,187                   17,824
Computers and equipment                                                              4,523                    5,724
                                                                                 ---------                ---------
                                                                                    17,710                   23,548
Less: accumulated depreciation                                                       1,464                   10,250
                                                                                 ---------                ---------
Net property and equipment                                                          16,246                   13,298

Other assets                                                                           640                    1,495
Reorganization value in excess of amounts allocated to
   identifiable assets, net                                                         16,953                     --
                                                                                 ---------                ---------

Total assets                                                                     $ 118,315                $ 110,732
                                                                                 =========                =========

           Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable - trade                                                         $  16,105                $   9,086
Other accrued liabilities                                                           13,052                    9,698
                                                                                 ---------                ---------
Total current liabilities                                                           29,157                   18,784

Liabilities subject to compromise under reorganization proceedings                    --                    126,812
Long-term debt                                                                      42,086                     --

Shareholders' equity (deficiency):
Preferred Stock, $.001 par value; authorized 20,000,000 shares; none
   issued and outstanding at February 27, 1999                                        --                       --
Common stock; no par value; authorized 8,000,000 shares; issued
   and outstanding, 4,029,372 shares at May 30, 1998                                  --                     33,247
Common stock; $.001 par value; authorized 20,000,000 shares;
   issued and outstanding, 5,001,800 shares at February 27, 1999                         5                     --
Additional paid in capital                                                          47,095
Notes receivable                                                                      (856)                    --
Retained Earnings (deficit)                                                            828                  (68,111)
                                                                                 ---------                ---------
Total shareholders' equity (deficiency)                                             47,072                  (34,864)

Total liabilities and shareholders' equity (deficiency)                          $ 118,315                $ 110,732
                                                                                 =========                =========

See Notes to Financial Statements.

                             SAMUELS JEWELERS, INC.
        (FORMERLY KNOWN AS BARRY'S JEWELERS, INC., DEBTOR-IN-POSSESSION)
                            STATEMENTS OF OPERATIONS
                  (Dollars in Thousands, Except Per Share Data)
                                   (unaudited)


                                                        The Company                Barry's                 Barry's
                                                        Five Months              Four Months             Nine Months
                                                           Ended                    Ended                   Ended
                                                        February 27,              October 2,             February 28,
                                                            1999                     1998                    1998
                                                       ---------------         ----------------        ----------------

Net sales                                                 $   58,024              $   27,494               $   90,535
Finance and credit insurance fees                              4,096                   3,397                    8,589
                                                          ----------              ----------               ----------
                                                              62,120                  30,891                   99,124

Costs and expenses:
Cost of goods sold, buying and occupancy                      36,333                  19,091                   59,405
Selling, general and administrative expenses                  20,748                  12,980                   36,185
Provision for doubtful accounts                                2,831                   1,492                    5,486
                                                          ----------              ----------               ----------
                                                              59,912                  33,563                  101,076

Operating income (loss)                                        2,208                  (2,672)                  (1,952)
Interest expense, net                                          1,380                   2,367                    9,027
                                                          ----------              ----------               ----------

Income (loss) before reorganization items,
   income taxes and extraordinary item                           828                  (5,039)                 (10,979)
Reorganization items:
   Fresh-Start adjustments                                      --                   (66,042)                    --
   Reorganization costs                                         --                     4,437                    3,532
                                                          ----------              ----------               ----------

Income (loss) before income taxes and
    Extraordinary item                                           828                  56,566                  (14,511)
Income taxes                                                    --                      --                       --
                                                          ----------              ----------               ----------

Net income (loss) before extraordinary item                      828                  56,566                  (14,511)

Gain on forgiveness of debt                                     --                   (11,545)                    --
                                                          ----------              ----------               ----------


Net income (loss)                                         $      828              $   68,111               ($  14,511)
                                                          ==========              ==========               ==========

Basic and diluted loss per share (a)                      $      .17                     n/a                      n/a

Weighted-average number of common shares
                                                          ==========              ==========               ==========

        Outstanding (a)                                    5,001,800                     n/a                      n/a
                                                          ==========              ==========               ==========


(a) The basic and diluted loss per share and weighted average number of common shares outstanding for Barry's have not been presented because, due to the reorganization and implementation of Fresh-Start Reporting, they are not comparable to subsequent periods.

See Notes to Financial Statements.

                             SAMUELS JEWELERS, INC.
        (FORMERLY KNOWN AS BARRY'S JEWELERS, INC., DEBTOR-IN-POSSESSION)
                            STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
                                   (unaudited)


                                                                       The Company             Barry's               Barry's
                                                                       Five Months           Four Months           Nine Months
                                                                          Ended                 Ended                 Ended
                                                                       February 27,           October 2,            February 28,
                                                                           1999                  1998                   1998
                                                                    ------------------    ------------------    -------------------

Operating activities:
Net income (loss)                                                        $    828               $ 68,111               ($14,511)
Adjustments to reconcile net income (loss) to net cash
   Provided by (used in) operating activities:
Fresh-Start adjustments                                                      --                  (66,042)                  --
Extraordinary item - gain on forgiveness of debt                             --                  (11,545)                  --
Depreciation and amortization                                               2,206                  1,341                  3,180
Provision for doubtful accounts                                             2,831                  1,492                  5,486
Loss on disposal of assets                                                    315                   --                      186
Management stock grant                                                       --                      417                   --
Change in operating assets and liabilities:
Customer receivables                                                       (6,853)                 2,652                 (4,142)
Merchandise inventories                                                    (7,960)                (4,592)                16,140
Prepaid expenses and other current assets                                     400                    552                    636
Other assets                                                                 (157)                   (21)                   (22)
Accounts payable - trade                                                    3,403                  3,616                  4,431
Accrued liabilities                                                        (2,188)                 1,921                  4,517
                                                                         --------               --------               --------
Net cash provided by (used in) operating activities                        (7,175)                (2,098)                15,901

Investing activities:
Purchase of property and equipment                                         (4,458)                (2,641)                  (974)
Proceeds from sale of assets                                                  100                   --                     --
                                                                         --------               --------               --------
Net cash used in investing activities                                      (4,358)                (2,641)                  (974)

Financing activities:
Net borrowings (repayments) under revolving credit facility                (4,372)               (11,397)                  --
Notes receivable                                                             (856)                  --                     --
Issuance of common stock                                                   15,012                   --                     --
                                                                         --------               --------               --------
Net cash provided by (used in) financing activities                         9,784                (11,397)                  --

Increase (decrease) in cash                                                (1,749)               (16,136)                14,927

Cash at beginning of period                                                 3,165                 19,301                  7,322
                                                                         --------               --------               --------
Cash at end of period                                                    $  1,416               $  3,165               $ 22,249
                                                                         ========               ========               ========


See Notes to Financial Statements.

                             SAMUELS JEWELERS, INC.
        (FORMERLY KNOWN AS BARRY'S JEWELERS, INC., DEBTOR-IN-POSSESSION)
                          NOTES TO FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


1.       BASIS OF PRESENTATION

The accompanying financial statements as of and for the five months ended February 27, 1999 reflect the operations of Samuels Jewelers, Inc. (the "Company"). The accompanying financial statements for the four months ended October 2, 1998 and the nine months ended February 28, 1998, reflect the operations of Barry's Jewelers, Inc. (Debtor-in-possession) prior to the reorganization under Chapter 11 of the United States Bankruptcy Code and are referred to as Barry's operations. Because of the plan of reorganization, the application of Fresh Start Reporting (see Note 2) on the assets and liabilities of the Company and the resulting reorganization value in excess of amounts allocated to identifiable assets, the accompanying financial statements of the Company are not directly comparable to those of Barry's.

The financial statements included herein do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation for the interim periods have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending May 29, 1999. For further information, refer to the financial statements and footnotes thereto included in the Barry's Jewelers, Inc. Annual Report on Form 10-K for the year ended May 30, 1998.

The Company changed its fiscal year end during 1998 from May 31 to the Saturday closest to May 31. The Company's fiscal month of September 1998 ended on October 3, 1998. This eighteen-week period is referred to as the four months ended October 2, 1998 to conform with the effective date of the Company's plan of reorganization as any differences are deemed to be not significant. The five months ended February 27, 1999 consists of the twenty-one weeks then ended, while the period ended February 28, 1998 consists of the nine months then ended.

Samuels Jewelers, Inc. operates a chain of specialty retail jewelry stores generally located in regional shopping malls. The Company's stores offer fine jewelry items in a wide range of styles and prices, with a principal emphasis on diamond and gemstone jewelry. It operated 111 stores on February 27, 1999, and 125 stores on February 28, 1998. Three vendors accounted for 41% of merchandise purchases for the nine months ended February 27, 1999.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement will be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not yet analyzed the impact of adopting the statement.

2.   REORGANIZATION

On May 11, 1997, (the "Petition Date"), the Company filed a voluntary petition for reorganization under Chapter 11 in the United States Bankruptcy Court for the Central District of California, Los Angeles Division (the "Bankruptcy Court"). After the Petition Date, the Company continued in possession of its properties and, as Debtor-in-Possession, was authorized to operate and manage its businesses and enter into all transactions (including obtaining services, inventories, and supplies) that it could have entered into in the ordinary course of business without approval of the Bankruptcy Court.

On September 16, 1998, the Bankruptcy court entered an order (the "Confirmation Order") confirming the Company's Original Disclosure Statement and Plan of Reorganization, dated April 30, 1998, as Modified (as so modified and confirmed, the "Plan"). A copy of the Plan and the Confirmation Order are attached as

Exhibits to the Company's Current Report on Form 8-K dated September 16, 1998. Please refer to such documents for more information.

The Plan was confirmed and became effective on October 2, 1998 (the "Effective Date"). The Company adopted the fresh start reporting requirements of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" during the second quarter of fiscal 1999. In accordance with the fresh start reporting requirements, the reorganization value of the Company has been allocated to the Company's assets in conformity with the procedures specified by APB Opinion 16, Business Combinations. In addition the accumulated deficit of the Company was eliminated and its capital structure was revalued in accordance with the Plan. The Company has recorded the effects of the Plan and Fresh-Start Reporting as of October 2, 1998. The adjustment to eliminate the Company's accumulated deficit totaled $77.6 million of which $11.6 million was forgiveness of debt and the remaining $66.0 million was Fresh-Start adjustments.

Under the plan, the Company issued 5,001,800 shares of the reorganized company stock. Of those shares 2,500,000 shares were issued to holders of Allowed Class 2 and Class 5 claims (secured and unsecured Claims of Bondholders), an additional 2,251,800 were sold to holders of Allowed Class 2 and Class 5 claims, and 250,000 shares were granted to executive officers of the reorganized company. Under the plan, the Company issued 263,158 Reorganized Company Warrants to the holders of Allowed Class 9 claims (claims of former holders of common stock of Barry's Jewelers, Inc.) which are exercisable at rates outlined in the Company's Plan of Reorganization.

The reorganized value of the Company's common equity of $47.1 million, was determined by the Company, with the assistance of financial advisors, by reliance on the Discounted Cash Flow method using the weighted average cost of capital. The reorganized value of the Company has been allocated to specific assets categories pursuant to Fresh-Start Reporting. Reorganization Value in Excess of Amounts Allocated to Identifiable Assets reflects the difference in the Company's stock valuation and the Company's net assets. The Company is amortizing the Reorganization Value in Excess of Amounts Allocated to Identifiable Assets over ten years.

3.   LIABILITIES SUBJECT TO COMPROMISE UNDER REORGANIZATION PROCEEDINGS

Liabilities subject to compromise under reorganization proceedings consisted of the following at May 31, 1998:

                                                                                     May 30, 1998
                                                                                     ------------
Secured liabilities:
              Borrowings outstanding under
                  Amended Revolving Credit Agreement                                 $  57,855
              Senior Secured Notes (includes interest payable
                  of $3,073 accrued through the Petition Date)                          53,073
              Other notes payable and capital lease obligations                             88
                                                                                     ---------
                                                                                       111,016

Unsecured liabilities:
              Accounts payable trade                                                     4,870
              Other accrued expenses                                                    10,926
                                                                                     ---------
                                                                                        15,796
                                                                                     ---------

                                                                                     $ 126,812
                                                                                     =========

In accordance with the Plan, these liabilities subject to compromise were resolved on the Effective Date.

4.   LONG-TERM DEBT

On October 2, 1998, the Company entered into a three year, $50,000,000 financing agreement with a financial institution as a lender and as agent for a lender group (the "Lenders"). The lenders will make revolving advances to the Company in amounts determined based on percentages of eligible accounts receivable and inventory. The annual rate of interest will be, at the Company's option, (i) 2.25% per annum over the Eurodollar rate or (ii) 0.5% per annum over the bank's prime rate, provided, however, that in no event will the applicable interest rate on any advance be less than 7% per annum. Upon the occurrence and during the continuation of any event of default under the financing agreement, all obligations will bear interest at a per annum rate equal to three percentage points above the otherwise applicable interest rate. As collateral for any and all obligations to the lenders under the financing agreement, the Company granted a first priority perfected security interest in and to substantially all of its owned or thereafter acquired assets, both tangible and intangible. The financing agreement contains quarterly covenants which include a minimum level of tangible net worth and a ratio of in-house credit sales to total merchandise sales. The financing agreement also gives the Company an option to reduce the maximum credit line to no less than $25,000,000 upon the sale of the Company's entire accounts receivable portfolio, provided, however, that such option will expire eighteen months from the date of closing of the financing agreement.

The financing agreement contains covenants that limit the Company's actions with regard to the following: the incurrence of additional indebtedness; the payment of dividends; the redemption of capital stock; the making of certain investments; the issuance of guarantees; transactions with affiliates; asset sales; making excessive annual capital expenditures; and certain mergers and consolidations. The limitations on the Company's ability of making certain investments includes a limitation on the monetary amount that may be outstanding pursuant to such investments in the aggregate at one time. The limitation on capital expenditures places a cap on the total capital expenditures permitted the Company under the financing agreement for its fiscal years 1999 and thereafter. The financing agreement also contains a covenant requiring the Company to meet the following financial tests: (i) unless waived by the Lenders, a credit-sales-to-overall-sales ratio of less than 60% as of the end of any month, and (ii) a tangible net worth of $26,000,000 as of May 29, 1999, a tangible net worth of $24,000,000 as of August 29, 1999, a tangible net worth of $20,000,000 as of November 27, 1999, and a tangible net worth in amounts acceptable to the Lenders based on the Company's financial projections for periods thereafter. A breach of any of these covenants under the financing agreement could result in an event of default and, in such instances, the

Lenders could elect to declare all amounts borrowed, together with accrued interest, to be immediately payable and could terminate all commitments thereunder.

As of February 27, 1999, the Company had direct borrowings of $42,086,000 outstanding with additional credit available of approximately $7,914,000.

5.   INCOME TAXES

The Company's effective tax rate differs from the federal statutory rate due to the utilization of pre-reorganization net operating losses for the five-month period ended February 27, 1999 and the recognition of valuation allowances offsetting deferred income tax assets for the four months ended October 2, 1998 and the nine months ended February 28, 1998.

6.   RELATED PARTY TRANSACTIONS

The Company entered into Employment Agreements with its executive officers (the "employees" for purposes of this section) in which it agreed to provide the employees with a signing bonus in the form of equity grants that vest in 25% increments on the date as of such grant and the three successive anniversaries thereof. The Company agreed to lend the employees, in varying amounts, sums to compensate for the taxes incurred as a result of the grants. The employees are obligated, under their respective Employment Agreements, to repay the principal and interest on the loan quarterly for three years at the lowest statutory interest rate necessary for tax purposes. The Company holds twelve promissory notes for each of the employees to secure the repayment. The Company also agreed to pay the employees a bonus equal to the amounts of principal (but not interest) due under the aforementioned promissory notes on the dates the employees are obligated to make their respective quarterly payments as long as the respective related employee remains employed on that date. In the event the employees voluntarily terminate their employment or they are terminated by the Company for cause, the unpaid portion of the respective employee will be accelerated and all of the promissory notes related thereto will become due and payable within ninety days of the date of termination. In the event the employees are terminated by the Company for other reasons, the respective employee's signing bonus grant immediately vests and the Company is obligated to pay the respective related employee a one time lump sum bonus equal to the principal amount of any remaining outstanding promissory notes related to the grant to that respective employee.

                                   SCHEDULE II

                             BARRY'S JEWELERS, INC.
                             (DEBTOR-IN-POSSESSION)

                         VALUATION & QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                            BALANCE AT   CHARGE TO                   BALANCE AT
                                                             BEGINNING   COSTS AND    DEDUCTIONS/      END OF
                                                             OF PERIOD    EXPENSES      OTHER          PERIOD
                                                             ---------    --------      -----          ------

                                   YEAR END 1998:
                          Allowance for doubtful accounts     $ 10,300    $  6,586     $  (9,787)     $  7,099
                          Inventory valuation allowance       $  3,033    $            $     815      $  2,218
                                   YEAR END 1997:
                          Allowance for doubtful accounts     $ 10,930    $ 18,766     $ (19,396)     $ 10,300
                          Inventory valuation allowance       $           $  3,033     $              $  3,033
                                   YEAR END 1996:
                          Allowance for doubtful accounts     $ 11,662    $ 11,839     $ (12,571)     $ 10,930

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

         WE DO NOT CLAIM THE ACCURACY OF THE INFORMATION IN THIS PROSPECTUS AS OF ANY DATE OTHER THAN THE DATE STATED ON THE COVER OF THIS PROSPECTUS.

         WE ARE NOT OFFERING ANY SHARES OTHER THAN THOSE BEING REGISTERED
HEREIN.

         WE ARE NOT OFFERING ANY SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.


                              --------------------

                                TABLE OF CONTENTS

                                                 PAGE
                                                 ----

Risk Factors.......................................4
Use of Proceeds...................................10
Dividend Policy...................................10
Capitalization....................................10
Dilution..........................................10
Selected Historical Financial Data................12
Management's Discussion and Analysis
     of Financial Condition and Results
     of Operations................................13
Business and Properties...........................20
Management........................................26
Security Ownership of Certain Beneficial
     Owners and Management........................28
Compensation of Directors and Executive
     Officers.....................................30
Description of Capital Stock......................33
Shares Eligible for Future Sale...................35
Plan of Distribution..............................35
Legal Matters.....................................37
Experts...........................................37
Index to Financial Statements....................F-1

                              --------------------

         SELLING STOCKHOLDERS ARE REQUIRED TO DELIVER A PROSPECTUS IF THEY OFFER THEIR SHARES.


                                7,790,950 SHARES


                                 [SAMUELS LOGO]
                          A 100 Year Diamond Tradition
                              2914 Montopolis Drive
                                    Suite 200
                               Austin, Texas 78741



                                  COMMON STOCK



                              --------------------

                               P R O S P E C T U S
                              --------------------










                              --------------------




                                  May __, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following are the estimated expenses of the issuance and distribution of the securities being registered payable by the Company.

Securities and Exchange Commission Registration Fee..................................     $   8,393
Printing expenses....................................................................         2,000
Blue Sky filing fees and expenses....................................................            --
Accountants' fees....................................................................        50,000
Counsel fees.........................................................................        60,000
Transfer agent and registrar fees....................................................            --
Miscellaneous........................................................................            --
                                                                                          ---------
        Total........................................................................     $ 120,393
                                                                                          =========

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may limit the liability of and indemnify its directors and officers against liability in a variety of circumstances. In accordance with the DGCL, the Company's Certificate of Incorporation contains provisions eliminating the personal liability of the directors except for liability for (a) a breach of his or her duty of loyalty to the Company or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (d) any transaction from which he or she receives an improper personal benefit.

         The Company also maintains directors' and officers' liability insurance which insures the Company's directors and officers against certain liabilities which may arise from the performance of their respective duties, including liabilities associated with certain violations of securities laws.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

    Not applicable.

ITEM 16.   EXHIBITS AND FINANCIAL SCHEDULES.

    (a) Exhibits

    EXHIBIT NO.                                       DESCRIPTION
    -----------                                       -----------

        2.1*          Order Confirming Original Disclosure Statement and Plan of Reorganization, Dated April 30,
                      1998, Proposed by Barry's Jewelers, Inc., as modified, dated September 16, 1998 (with Plan attached).
        2.2*          Certificate of Ownership and Merger of Barry's Jewelers, Inc. with and into Sameuls
                      Jewelers, Inc. dated October 2, 1998.
        3.1*          Certificate of Incorporation of Samuels Jewelers, Inc.
        3.2*          Bylaws of Samuels Jewelers, Inc.

    EXHIBIT NO.                                       DESCRIPTION
    -----------                                       -----------

        4.1*          Warrant Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Norwest
                      Bank Minnesota, N.A., as Warrant Agent.
        4.2*          Registration Rights Agreement dated as of October 2, 1998
                      among Samuels Jewelers, Inc., The Galileo Fund, L.P., B
                      III Capital partners, L.P., DDJ Overseas Corporation,
                      Paine Webber High Income Fund, Managed High Yield Fund
                      Inc., All-American Term Trust Inc. and Paine Webber
                      Offshore Funds PLC, The High Income Fund.
        4.3**         Samuels Jewelers, Inc. 1998 Stock Option Plan dated as of October 2, 1998.
        5.1           Opinion of Weil, Gotshal & Manges, LLP
       10.1*          Loan and Security Agreement dated October 2, 1998, between Samuels Jewelers, Inc. and
                      Foothill Capital Corporation, as agent for certain lenders party thereto.
       10.2*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Randy N.
                      McCullough.
       10.3*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and E. Peter
                      Healey.
       10.4*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Chad C.
                      Haggar.
       10.5*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Bill R.
                      Edgel.
       10.6*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Paul
                      Hart.
       10.7           Amendment Number One to Loan and Security Agreement, dated as of April 15, 1999, between Samuels Jewelers, Inc. and
                      Foothill Capital Corporation, as agent for certain lenders party thereto.
       23.1           Consent of Weil, Gotshal & Manges LLP (contained in Exhibit 5.1)
       23.2           Consent of Deloitte & Touche LLP

* Incorporated by reference to the Company's Current Report on Form 8-K filed on October 2, 1998.

**  Incorporated by reference to the Company's Proxy Statement Pursuant to
    Section 14(a) of the Securities and Exchange Act filed on October 21, 1998 and located at SEC file # 000-15017.


(b) Reports on Form 8-K.

         The Company filed a Current Report on Form 8-K on October 2, 1998.

ITEM 17.   UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the law or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement,

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas on May 20, 1999.

                           SAMUELS JEWELERS, INC.


                           By:   /s/ RANDY N. MCCULLOUGH
                                -----------------------------------------------
                                Randy N. McCullough
                                President, Chief Executive Officer and Director

                                POWER OF ATTORNEY

         The registrant and each person whose signature appears below hereby designates and appoints Randy N. McCullough and E. Peter Healey and each of them (with full power to each of them to act alone) as its or his attorney-in-fact, with full power of substitution and resubstitution (the "Attorneys-in-Fact"), for it or him and in its or his name, place and stead, in any and all capacities, to execute one or more amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as the Attorney-in-Fact deems appropriate, and to file each such amendment to this Registration Statement together with all exhibits thereto and any and all documents in connection therewith

         Pursuant to the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                                    Title                         Date

  /s/ RANDY N. MCCULLOUGH                 President, Chief Executive Officer and      April 30, 1999
------------------------------------      Director
Randy N. McCullough                       (principal executive officer)

  /s/ E. PETER HEALEY                     Executive Vice President, Chief Financial   April 30, 1999
------------------------------------      Officer, Secretary, Treasurer and Director
E. Peter Healey                           (principal financial officer)

  /s/ ROBERT J. HERMAN                    Vice President and Controller               April 30, 1999
------------------------------------      (principal accounting officer)
Robert J. Herman

  /s/ DAVID BARR
------------------------------------      Director                                    April 30, 1999
David Barr

  /s/ DAVID J. BREAZZANO
------------------------------------      Director                                    April 30, 1999
David J. Breazzano

  /s/ KEN D'AMATO
------------------------------------      Director                                    April 30, 1999
Ken D'Amato

  /s/ DAVID H. EISENBERG
------------------------------------      Director                                    April 30, 1999
David H. Eisenberg

  /s/ JERRY WINSTON
------------------------------------      Director                                    April 30, 1999
Jerry Winston

                               INDEX TO EXHIBITS



    EXHIBIT NO.                                       DESCRIPTION
    -----------                                       -----------

        2.1*          Order Confirming Original Disclosure Statement and Plan of Reorganization, Dated April 30,
                      1998, Proposed by Barry's Jewelers, Inc., as modified, dated September 16, 1998 (with Plan attached).
        2.2*          Certificate of Ownership and Merger of Barry's Jewelers, Inc. with and into Sameuls
                      Jewelers, Inc. dated October 2, 1998.
        3.1*          Certificate of Incorporation of Samuels Jewelers, Inc.
        3.2*          Bylaws of Samuels Jewelers, Inc.
        4.1*          Warrant Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Norwest
                      Bank Minnesota, N.A., as Warrant Agent.
        4.2*          Registration Rights Agreement dated as of October 2, 1998
                      among Samuels Jewelers, Inc., The Galileo Fund, L.P., B
                      III Capital partners, L.P., DDJ Overseas Corporation,
                      Paine Webber High Income Fund, Managed High Yield Fund
                      Inc., All-American Term Trust Inc. and Paine Webber
                      Offshore Funds PLC, The High Income Fund.
        4.3**         Samuels Jewelers, Inc. 1998 Stock Option Plan dated as of October 2, 1998.
        5.1           Opinion of Weil, Gotshal & Manges, LLP
       10.1*          Loan and Security Agreement dated October 2, 1998, between Samuels Jewelers, Inc. and
                      Foothill Capital Corporation, as agent for certain lenders party thereto.
       10.2*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Randy N.
                      McCullough.
       10.3*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and E. Peter
                      Healey.
       10.4*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Chad C.
                      Haggar.
       10.5*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Bill R.
                      Edgel.
       10.6*          Employment Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Paul
                      Hart.
       10.7           Amendment Number One to Loan and Security Agreement, dated as of April 15, 1999, between Samuels Jewelers, Inc. and
                      Foothill Capital Corporation, as agent for certain lenders party thereto.
       23.1           Consent of Weil, Gotshal & Manges LLP (contained in Exhibit 5.1)
       23.2           Consent of Deloitte & Touche LLP

* Incorporated by reference to the Company's Current Report on Form 8-K filed on October 2, 1998.

**  Incorporated by reference to the Company's Proxy Statement Pursuant to
    Section 14(a) of the Securities and Exchange Act filed on October 21, 1998 and located at SEC file # 000-15017.